40-33

ROPES & GRAY

ROPES & GRAY LLP
ONE INTERNATIONAL PLACE
BOSTON, MA 02110-2624
WWW.ROPESGRAY.COM

SEC
Mail Processing
Section

SEP 30 2010

Washington, DC
122

RECEIVED
OCT 1 2010
OFFICE OF THE SECRETARY

September 29, 2010

811-21114
Branch 17

Robert A. Skinner
(617) 951-7560
(617) 235-0434 fax
robert.skinner@ropesgray.com

SEC
Mail Processing
Section

SEP 30 2010

Washington, DC
122

BY HAND

Securities and Exchange Commission
Attn: Filing Desk
100 F. Street, N.E.
Washington, D.C. 20549

RECEIVED
OCT 01 2010
OFFICE OF THE SECRETARY

Re: *In re ProShares Trust Securities Litigation*, No. 09 Civ. 6935 (S.D.N.Y.)

Dear Sir or Madam:

I write on behalf of Defendants ProShares Trust, ProShare Advisors LLC, SEI Investments Distribution Co., Louis M. Mayberg, Michael L. Sapir, and Simon D. Collier in the above-captioned action. Pursuant to Section 33 of the Investment Company Act of 1940, enclosed please find a copy of the amended complaint filed in this action.

Respectfully submitted,

Robert A. Skinner /rgw

Robert A. Skinner

Enclosures

cc: *via e-mail*

Barry Pershkow (w/o encl.)

12206199_1.DOC

10000632

RECEIVED
OCT 01 2010
OFFICE OF THE SECRETARY

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK

RECEIVED
OCT 01 2010
OFFICE OF THE SECRETARY

	x	
IN RE PROSHARES TRUST SECURITIES LITIGATION	:	**Civil No. 1:09-cv-06935-JGK**
	x	

AMENDED CONSOLIDATED CLASS ACTION COMPLAINT

Christopher Lovell (CL 2595)
Victor E. Stewart (VS 4309)
Ian T. Stoll (IS-3424)
Fred T. Isquith, Jr. (FI 1064)
Benjamin M. Jaccarino (BJ 1273)
61 Broadway, Suite 501
New York, NY 10006
Telephone: (212) 608-1900
Facsimile: (212) 719-4677

ZAMANSKY & ASSOCIATES LLC
Jacob H. Zamansky (JZ 1999)
Edward H. Glenn, Jr. (EG 0042)
Kevin D. Galbraith (KG 7512)
50 Broadway, 32nd Floor
New York, NY 10004
Telephone: (212) 742-1414
Facsimile: (212) 742-1177

Lead Counsel for Plaintiffs

Plaintiffs, individually and on behalf of all others similarly situated, by their attorneys, allege the following, based on counsels' investigation, documents filed with the United States Government and Securities and Exchange Commission (the "SEC"), and information obtained by Plaintiffs.

I. SUMMARY OF ACTION

1. Defendants operated their leveraged investment funds pursuant to a mathematical formula that Defendants did not disclose. This formula guaranteed that, in certain market conditions, such funds would move in the opposite direction of what was expected and cause large losses.

2. Before and even after these market conditions arose, Defendants failed to disclose such risks. Those undisclosed risks caused large losses (rather than the expected gains) from investors' correct judgments about the direction of prices.

3. It would have cost Defendants nothing to disclose these mathematically definite risks that were inherent in any investment in Defendants' leveraged funds.

4. By not disclosing such serious risks, Defendants provided a misleading mix of information in Defendants' Registration Statements filed with the Securities and Exchange Commission ("SEC").

5. This enabled Defendants' funds to grow rapidly to more than $20 billion in net asset value outstanding, and also enabled Defendants to control 99% of the leveraged funds market.

6. After concerted and extensive regulatory pressure, Defendants dramatically changed their Registration Statements beginning on June 23, 2009. This is the end of the Class Period. On June 23, 2009:

a. Defendants belatedly disclosed that ordinary investors should not hold Defendants' leveraged products.

b. Further, Defendants then began to disclose that, even if investors were correct that prices would substantially increase or decrease, Defendants' leveraged products could still move in the **entirely opposite** direction of such substantial increase or decrease.

c. Effectively, Defendants belatedly began to disclose that, even if investors were right in their expectation of the direction of the market, the investors could be wrong for having acted on that expectation by investing in Defendants' leveraged products rather than other available investment alternatives.

7. Defendants' belated disclosures showed that Defendants' Registration Statements that were filed or effective during the August 6, 2006 – June 23, 2009 Class Period were all misleading.

8. Defendants' disastrously late disclosures began to reveal some of the material risks of large losses that had always been inherent in any investment in Defendants' leveraged funds. But even these dramatically changed disclosures did not disclose the true risks of investing in Defendants' leveraged funds.

9. Indeed, Defendants' omissions rendered virtually all of the statements contained in their Registration Statements untrue or misleading. This included the statements setting forth the very names of the funds; the descriptions of what the funds did; the descriptions of the "correlation risks," "leveraged risks," "volatility risks," the boilerplate risks, and all other descriptions of how Defendants' products operate or would behave.

10. In these statements, Defendants repeatedly expressed as follows. Defendants' leveraged funds would underperform when the underlying index or benchmarket was "flat" or

"trendless". Such funds would generally do well but might underperform when the underlying index was in an "uptrending" or "downtrending" market.

11. Defendants never disclosed that their leveraged ETFs could substantially deviate from their index. Much less did Defendants disclose that their funds could move in the precisely opposite direction of substantial "uptrending" and substantial "downtrending" markets.

12. Plaintiffs and Class Members purchased shares pursuant or traceable to the ProShares Trust I and Pro shares Trust II Registration Statements reflected on Exhibit "A" and "B" hereto. Such Registration Statements were filed with the SEC by Defendants including Defendants ProShares Trust I and ProShares Trust II (collectively, sometimes, "ProShares").

13. Plaintiffs bring this action as a class action on behalf of all persons who purchased or otherwise acquired shares of the Defendants' ProShares Ultra, ProShares Ultra Short or ProShares "short" or single-inverse exchange-traded funds ("ETFs") listed on Exhibit "C" hereto.

14. The Class is seeking to pursue remedies under Sections 11 and 15 of the Securities Act of 1933,15 U.S.C. §§ 77k and 77o (the "Securities Act"). Plaintiffs allege strict liability and negligence claims against the Defendants.

15. Steven and Sherri Schnall (the "Individual Plaintiffs") bring individual claims for violations of Sections 11 and 15 of the Securities Act, and for common law breach of contract. The Individual Plaintiffs' allegations are in section VI, *infra*.

II. JURISDICTION AND VENUE

16. The claims asserted herein arise under and pursuant to Sections 11 and 15 of the Securities Act 15 U.S.C. §§77k and 77o and under the common law.

17. This Court has jurisdiction over the subject matter of this action pursuant to 28 U.S.C. §1331 and Section 22 of the Securities Act and under pendent jurisdiction.

18. Venue is proper in this District pursuant to 28 U.S.C. § 1391(b), because many of the acts and practices complained of herein occurred in substantial part in this District, and the shares of the SRS Fund trade in this District on the New York Stock Exchange.

19. In connection with the acts alleged in this complaint, Defendants, directly or indirectly, used the means and instrumentalities of interstate commerce, including, but not limited to, the mails, interstate telephone communications and the facilities of the national securities markets.

III. PARTIES

20. Plaintiffs individually invested assets in the various ProShares Funds and were damaged thereby, as detailed in the schedule in Exhibit "D" attached hereto.

21. Plaintiffs Steven and Sherri Schnall (the "Individual Plaintiffs"), individually and separate from the Class, sue Defendant ProShares Trust on an additional claim. Individual Plaintiffs purchased shares in the UltraShort Real Estate ProShares fund (the "SRS Fund") offered by ProShares. These shares were described by Defendant ProShares Trust in a false and misleading Registration Statement[1] issued in connection with the SRS Fund public offering. The Individual Plaintiffs join in the class claims against all Defendants and also assert a cause of action against Defendant ProShares Trust for common law breach of contract.

22. (a) Defendant ProShares Trust ("ProShares I" or collectively with ProShares II referred to as "ProShares"), located at 7501 Wisconsin Avenue, Suite 1000, Bethesda, Maryland

[1] The "Registration Statement" was filed on August 30, 2006 with the SEC on Form N1-A, and is incorporated by reference into ProShares' prospectuses dated January 23, 2007, and October 1, 2008, as supplemented on December 1, 2008, January 15, 2009, April 7, 2009, and May 26, 2009, as well as ProShares Annual and Semi-Annual reports, and Statements of Additional Information. This definition of "Registration Statement" refers specifically to those documents relating to the individual claim being brought separately from the Class by the Individual Plaintiffs.

20814, is a Delaware statutory trust organized on May 29, 2002. ProShares Trust is registered with the SEC as an open-end management investment company under the 1940 Act. ProShares has a series of ETFs, the shares of which are all listed on the New York Stock Exchange.

(b)Defendant ProShares Trust II ("ProShares II" and referred to collectively with ProShares as "ProShares"), located at 7501 Wisconsin Avenue, Suite 1000, Bethesda, Maryland 20814, is a Delaware statutory trust organized on October 9, 2007. ProShares II is registered with the SEC as an open-end management investment company under the 1940 Act. ProShares II has a series of ETFs, the shares of which are all listed on the New York Stock Exchange. Of the 34 ProShares ETFs listed in Exhibit A hereto, ProShares II caused the issuance of 5 of the 34: AGQ, GLL, SCO, UCO and ZSL.

(c) Each ProShares ETF has its own CUSIP number and exchange trading symbol. Each ProShares ETF issues and redeems Shares on a continuous basis at net asset value ("NAV") in large, specified numbers of Shares called "Creation Units." For each ETF, a Creation Unit is comprised of 75,000 shares. In 2008, ProShares ranked second among all U.S. ETF companies in year-to-date net flows. ProShares now manages over $20 billion, accounting for 99 percent of the country's short and leveraged ETFs.

23. Defendant ProShare Advisors LLC ("ProShare Advisors"), located at 7501 Wisconsin Avenue, Suite 1000, Bethesda, Maryland 20814, serves as the investment advisor to the ProShares Funds. ProShare Advisors provides investment advice and management services to ProShares and its ETFs. ProShare Advisors oversees the investment and reinvestment of the assets in the ProShares Funds. ProShare Advisors is owned by Defendants Michael L. Sapir, Louis M. Mayberg and William E. Seale.

24. Defendant SEI Investments Distribution Co. ("SEI"), located at 1 Freedom Valley Drive, Oaks, PA 19456, is the distributor and principal underwriter for the ProShares Funds. SEI has been registered with the SEC and FINRA since 1982. SEI was hired by ProShares to distribute shares of the ProShares Funds to broker/dealers and, ultimately, shareholders.

25. Defendant Michael L. Sapir ("Sapir"), an Interested Trustee of ProShares, has been the Chairman and Chief Executive Officer of ProShare Advisors since its inception. Sapir signed both the ProShares I and ProShares II Registration Statements.

26. Defendant Louis M. Mayberg ("Mayberg") has served as Principal Executive Officer of ProShares II Since June of 2008. In his capacity as Principal Executive Officer, Mayberg signed the ProShares II Registration Statements on October 18, 2007 and January 22, 2009. He also signed the Pre-Effective Amendments 1-5 to the Registration Statement in 2008, the last amendment (#5) having been signed on November 17, 2008.

27. Defendant Edward Karpowicz ("Karpowicz") has served as the ProShares II Principal Financial Officer since July of 2008. In his capacity as Principal Financial Officer, Karpowicz signed the ProShares II Registration Statement dated January 22, 2009 and the Pre-Effective Amendments 1-5 to the Registration Statement in 2008, the last amendment (#5) having been signed on November 17, 2008.

28. Defendant William E. Seale, Ph.D. ("Seale"), has been the Chief Economist (since 2005), Chief Investment Officer (2003-2004 and October 2006-present) and Director of Portfolio (1997-2003) of ProFund Advisors. Seale signed the ProShares II Registration Statement dated October 18, 2007.

29. Defendant Russell S. Reynolds, III ("Reynolds") is a Non-Interested Trustee of ProShares who signed the ProShares I Registration Statement.

30. Defendant Michael Wachs ("Wachs") is a Non-Interested Trustee of ProShares who signed the ProShares I Registration Statement.

31. Defendant Simon D. Collier ("Collier") served as ProShares' Treasurer from June 2006 until December 2008. In his capacity as Treasurer, Collier signed the ProShares I Registration Statement.

32. Defendant Charles S. Todd ("Todd") has served as ProShares' Treasurer since December 2008. In his capacity as Treasurer, Todd has signed the ProShares I Registration Statement.

33. Defendant Mayberg has served as Principal Executive Officer of ProShares II since 2008. In his capacity as Principal Executive Officer, Mayberg has signed the ProShares II Registration Statement.

34. Defendant Edward Karpowicz ("Karpowicz") has served as the ProShares II Treasurer since 2007. In his capacity as Treasurer, Karpowicz has signed the ProShares II Registration Statement.

35. Defendant William E. Seale, as principal executive officer and principal financial and accounting officer, is signatory on the October 18, 2007 ProShares II Registration Statement.

36. Defendants Barry Pershkow ("Pershkow"), Steven Brancato ("Brancato") and Stephanie E. Adams ("Adams") have all served as "Attorney-in-fact" at various points in time during the Class period on behalf of Proshares I and in that capacity each of them have signed the Proshares I Registration Statement.

37. The Individual Defendants, in their respective roles, ultimately control the operations of the ProShares Funds. The Board of Trustees of ProShares is responsible for the

general supervision of all of the ProShares Funds. The officers of ProShares are responsible for the day-to-day operations of the ProShares Funds.

IV. PLAINTIFFS' CLASS ACTION ALLEGATIONS

38. Plaintiffs bring this action as a class action pursuant to Federal Rule of Civil Procedure 23(a) and (b)(3) on behalf of a class consisting of all persons or entities who acquired, between August 6, 2006 and June 23, 2009, shares of any one or more of the ProShares ETFs listed in Exhibit "C" hereto pursuant or traceable to the ProShares I and Proshares II Registration Statement (the "Class").[2] Excluded from the Class are Defendants, the officers and directors of the Company, at all relevant times, members of their immediate families and their legal representatives, heirs, successors or assigns and any entity in which defendants have or had a controlling interest.

39. The members of the Class are so numerous that joinder of all members is impracticable. While the exact number of Class members is unknown to Plaintiffs at this time and can only be ascertained through appropriate discovery, Plaintiffs believe that there are thousands of members in the proposed Class.

40. Plaintiffs' claims are typical of the claims of the members of the Class as all members of the Class are similarly affected by Defendants' wrongful conduct in violation of federal law that is complained of herein.

41. Plaintiffs will fairly and adequately protect the interests of the members of the Class and have retained counsel competent and experienced in class and securities litigation.

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[2] Plaintiffs reserve the right to amend the Class definition or the class certification motion or otherwise.

42. Common questions of law and fact exist as to all members of the Class and predominate over any questions solely affecting individual members of the Class. Among the questions of law and fact common to the Class are:

a. What are the true methods and risks involved in Defendants' operation of their leveraged investment funds;
b. Did Defendants disclose the risks of loss of an investment made in such funds;
c. whether Registration Statements filed by Defendants contained untrue statements' or statements that were misleading because of Defendants' failure to disclose material facts;
d. whether Defendants failed to disclose material risks;
e. whether the Securities Act was violated by Defendants' failures to disclose the risks and the related facts as alleged herein;
f. whether control person liability for such violations is appropriate; and
g. to what extent the members of the Class have sustained damages and the proper measure of damages.

43. A class action is superior to other available methods, if any, for the fair and efficient adjudication of this controversy since joinder of all members is impracticable. Furthermore, as the damages suffered by individual Class members may be relatively small, the expense and burden of individual litigation make it impossible for members of the Class to individually redress the wrongs done to them. There will be no difficulty in the management of this action as a class action.

V. SUBSTANTIVE ALLEGATONS

A. Background: ETFs Typically Track an Index or Sector or Commodity, And Are Considered To Be Mutual Funds That Trade Like Stocks

44. Exchange Traded Funds ("ETFs") are investment companies that are legally classified as open-end companies or Unit Investment Trusts. See ¶¶ 58-59 *infra*.

45. ETFs frequently track an index, a sector of stocks, or a commodity or currency. In 1993, the American Stock Exchange launched the first traditional ETF, called the Spiders (or SPDR), which tracked the S&P 500 index.

46. Soon after, more ETFs were introduced. For example, the Diamonds ETF, introduced in 1998, tracked the Dow Jones Industrial Average. The Cubes ETF, introduced in 1999, tracked the Nasdaq-100 index.

47. ETFs are considered to be indexed mutual funds that trade like stocks. ETFs, however, differ from traditional mutual funds in the following ways:

(a) ETFs sell individual shares directly to investors and only issue shares in large blocks (of 50,000 shares, for example) that are known as "Creation Units".

(b) Investors generally do not purchase Creation Units with cash. Instead, investors buy Creation Units with a basket of securities that generally mirrors an ETF portfolio.

(c) After purchasing a Creation Unit, an investor often splits it up and sells the individual shares on a secondary market. This permits other investors to purchase individual shares (instead of Creation Units).

(d) Investors who want to sell their ETF shares have two options: (1) they can sell individual shares to other investors on the secondary market, or (2) they can sell the Creation Units back to the ETF.

(e) ETFs generally redeem Creation Units by exchanging the securities that comprise the portfolio instead of cash.

B. Leveraged ETFs Generally; The Leveraged ETFs Created By Defendants That Are The Subject Of The Claims Here Were Compared By Defendants To Investing In Margin Accounts

48. Some non-traditional ETFs are both long and leveraged, meaning that they seek to achieve a return that is a multiple of the performance of the underlying index or benchmark. For example, an ETF that tracks the index created by Dow Jones of the common stocks of real estate companies—the Dow Jones U.S. Real Estate Index—seeks to deliver the performance of such index.

49. Some leveraged ETFs are "inverse" or "short" funds, meaning that they seek to deliver the opposite of the index or benchmark they track.

50. Other leveraged ETFs are double short or double inverse funds, meaning that they seek to deliver double the inverse or opposite of their index or benchmark, such as twice the inverse of the performance of the Dow Jones U.S. Real Estate Index.

51. Like traditional ETFs, some leveraged directional ETFs track broad indices, some are sector-specific, and still others are linked to commodities or currencies. Leveraged directional ETFs are frequently marketed as a way for investors to achieve greater protection from or greater participation in expected moves in the underlying index.

52. The ProShares Defendants offered so-called "long" and "short" ETFs. The long ETFs are designed so that their net asset value would move in the **same direction** as and replicate the movement of an underlying, specified index. They are not at issue in this complaint.

53. The Proshares' "short" ETFs' net asset value moves in the **opposite direction** and replicate the inverse movement of the specified index over one day. These Proshares short ETFs are also called "inverse" ETFs or sometimes "single inverse" ETFs. Short ETFs are leveraged ETFs as are the Ultra Long and Ultra Short ETFs described in the next paragraph. Leveraged ETFs are at issue in this complaint, sometimes "short" ETFs are referred to as non-leveraged ETFs but they do employ leverage.

54. Beginning in 2006, Defendants added two more types of leveraged funds. The **Ultra Long** funds sought to **double** the performance of the underlying index or benchmark. The so-called "**Ultra Short**" funds sought to achieve **double the inverse of the performance** of the underlying index or benchmark.

55. If the specific index, benchmark, sector or commodity on which an ETF is based, increases by 1% on a given day, then ProShares' corresponding **long** ETF would also **increase**

by 1%; ProShares' corresponding **short** ETF would **decrease** by 1%; ProShares' corresponding **Ultra long ETF** would **increase** by 2%; and ProShares' corresponding **Ultra-short** ETF would **decrease** by 2%.

56. Defendants repeatedly compared their leveraged ETFs to an investor's opening a margin account and investing in margin accounts. See ¶¶ 67-71 *infra.*

c. Defendants Filed Registration Statements With The SEC Pursuant to Which The Public Purchased Shares in Proshares' Leveraged ETFs:

57. Beginning in 2002 and continuing until the present, Defendants created and operated an open-ended investment company under Section 8 of the Investment Company Act, 15 U.S.C. § 80a-8.

58. Open-end investment companies are required, *inter alia*, to satisfy the registration requirements of the Securities Act of 1933 in order to sell securities to the public. Securities Act, 15 U.S.C. § 77j.

59. An open-end investment company satisfies the registration requirements of the acts by filing SEC Form N-1A. 17 C.F.R. § 274.11A (Form N–1A, registration statement of open-end management investment companies).

60. Defendants Proshares I and Proshares II filed with the Securities Exchange Commission the registration statements and post-effective amendment (also called registration statements) listed on Exhibits "A" and "B" hereto.

61. For each such ProShares registration statement, the Defendants who signed or are otherwise responsible for same under Section 11 of the Securities Act of 1933 are listed on Ex. "E" and "F" respectively.

62. Pursuant to one or more such registration statements, Plaintiffs or Class members purchased the shares of the ProShares' ETFs reflected on Exhibit "C" hereto.

63. Each such Registration Statement contained primarily a "prospectus" section; a "Statement of Additional Information" section; and exhibits.

1. Even After Criticisms From The Regulators, Defendants Continued To Represent To Investors That They Could Hold Defendants' Leveraged ETFs For Extended Periods

64. In the ProShares I and ProShares II Registration Statements filed prior to and throughout the Class Period, Defendants consistently empowered and encouraged investors to hold ProShares' leveraged ETFs for substantial periods of time, including periods of one year.

65. Defendants did so by, for example:

(a) providing tables of different projected returns, over a holding period of one year, for investments in leveraged funds (see SAI of Registration Statement ("RS") filed on Sept. 28, 2007, pp. 19-20; Feb. 28, 2008, pp. 24-25; June 10, 2008, pp. 20-21; Sept. 29, 2008, pp. 18-19; Nov. 21, 2008, pp. 19-20; Dec. 5, 2008, pp. 20-21; June 2, 2009, pp. 17-19; June 23, 2009, pp. 17-18; July 31, 2009, pp. 17-22; Aug. 18, 2009, pp. 19-21; Sept. 28, 2009, passim).

(b) providing charts illustrating the results of holding EFTs for one year period (see Exhibits A and B; RS Sept. 28 2007 at p.9; RS Feb., 28, 2008 at p.8; RS June 10, 2008 at p.10; RS Sept. 30, 2008 at p.10; RS Nov. 21, 2008 at p.10; Dec, 5, 2008 at p.10.; RS June 2, 2009 at p.10; June 23, 2009 at p. 10; RS July 31, 2009 at p. 408-10; RS August 18, 2009 at p. 8; RS Sept. 28, 2009 at p 324-5).

(b) illustrating the amount of money that investors could save in Pro-Shares over ten years ((*see* Exhibits A and B; RS Sept. 28 2007 "Ultra ProShares", "Short ProShares"; RS Sept 30, 2008 "Ultra ProShares" and "Short ProShares"; RS July 31, 2009 "Ultra MarketCap", "Ultra Style", "Ultra Sector", Ultra International", "Short MarketCap", "Short Style", "Short Sector", "Short International"; RS Sept. 28, 2009 "Individual Funds").

(c) providing sections showing the amount returns for each ETF over a period of one year (see RS Sept. 30, 2008 "Ultra ProShares" and "Short ProShares", RS July 31, 2009 "Ultra MarketCap", "Ultra Style", "Ultra Sector", Ultra International", "Short MarketCap", "Short Style", "Short Sector", "Short International"); Registration Statement dated Sept. 28, 2009 "Individual Funds").

(d) describing the impact on investment results of dividends –the receipt of which required holding past times of ex-dividend dates (*see* Exhibits A and B; RS Aug. 30, 2006 at p. 323; Dec. 29, 2006 at p. 333; Feb. 13, 2007 at p. 56; June. 15, 2007 at p. 131; July 10, 2007 at p. 79; Sept. 28, 2007 at p. 124; Dec. 7, 2007 at p. 15; Feb. 28, 2008 at p. 61; June 10, 2008 at p. 33; Sept 30, 2008 at p. 143; Nov. 21, 2008 at p. 52; Dec. 5, 2008 at p. 24; June 2, 2009 at p. 44; June 23, 2009 at p. 23; July 13, 2009 at p. 16; July 31, 2009 at p. 427; Aug. 18, 2009 at p. 15; Sept. 28, 2009 at p. 344);

(f) estimating the costs of investing $10,000 in the ETFs for periods of one or three **years** assuming a 5% **annual return**, not a daily return. (*see* Exhibits A and B; RS Dec. 29, 2006 "Ultra ProShares" and "Short ProShares"; RS Feb. 13, 2007 "Ultra Styles" and "UltraShort Styles"; RS June 15, 2007 "Ultra ProShares" and "Short ProShares"; RS July 10, 2007 "Ultra ProShares" and "Short ProShares"; Feb 28, 2008 "Ultra ProShares" and "Short ProShares"; RS June 10, 2008 "One Beta CDX ProShares", "Ultra CDX ProShares" "Short CDX ProShares"; RS Nov. 21, 2008 "Long ProShares" and "Short ProShares"; RS Dec. 5, 2008 "Ultra BioTechnology"; June 2, 2009 "Ultra ProShares" and "Short ProShares"; June 23. 2009 "UltraProShares" and "Short ProShares").

(g) otherwise making numerous disclosures that enabled and encouraged investors to hold ProShares for extended periods of time.

66. In such encouragements contained in their Registration Statements, Defendants stated that their leveraged ETFs "could underperform" in conditions in which the underlying index or benchmark was "flat" and that there would also be some deviations and might be some underperformance when the underlying index was uptrending or downtrending during a period of one year. In no Registration Statements did Defendants even state that there would be substantial deviations.

67. But, as part of the context in which Defendants made their foregoing statements and encouraged investors to hold leveraged ETFs for extended periods of time, Defendants repeatedly made statements comparing investments in their leveraged ETFs to an investor's utilizing a margin account. For example, on or about June 21, 2006, Defendants first offered a group of four new exchange traded funds known as "Ultra ProShares Funds." Defendants announced they were designed to make it easier for investors "to get magnified exposure to an index."

68. Similarly, Defendant Michael Sapir, Chief Executive Offer of ProShare Advisors, Inc. announced in a press release dated June 21, 2006, in pertinent part as follows:

> We look at ProShares as the start of a whole new chapter in the development of ETFs.... By providing built-in magnified exposure to the indexes, ProShares make it much easier to execute a number of powerful strategies. In times like these, when the markets haven't necessarily offered a lot of help, we've seen investors interested in pursuing more sophisticated strategies – for example, hedging to manage risk. **Now, to execute that strategy, they no longer have to go through the process of setting up margin accounts or covering margin calls – they can simply trade ProShares.** (emphasis supplied)

69. Likewise, on July 11, 2006, Defendants ProShares and Sapir again issued a press release in connection with the issuance of its new leveraged funds and stated:

> We are very pleased that ProShares are generating such a high level of interest. Clearly, their built-in short and magnified exposure to well-

> known indexes is appealing. ETF investors who want to implement sophisticated strategies **but don't want to have to set up a margin account – have quickly discovered the benefits of ProShares.** (emphasis supplied)

70. Again, on February 1, 2007, ProShares and Sapir again issued a press release and stated in relevant part:

> ProShares is growing rapidly – both in the number of ETFs we offer and in assets. ProShares has attracted more than $2.5 billion since we launched our first eight ETFs last June. We have clearly filled a need for investors who want an easier way to execute sophisticated strategies for managing risk or enhancing return. Like the other ProShares, the new Sector ProShares make getting short or magnified exposure as simple as buying an ETF. **And unlike a margin account, you can't lose more than you invest**. (emphasis supplied)

71. And on October 25, 2007, ProShares announced in a press release that they had broken the $9 billion mark and also stated in pertinent part:

> Short and UltraShort ProShares offer may advantages over shorting baskets of stocks, individual stock or ETFs. **Investors can achieve short exposure without opening a margin account – buying short exposure is as convenient and simple as purchasing an individual stock...** (emphasis supplied)

72. Through the foregoing disclosures, Defendants attracted numerous investors and, literally, billions of dollars of investments to its leveraged ETFs. In fact, Defendants became one of the largest providers of ETFs in the United States, managing approximately 99 percent of the country's leveraged ETFs.

73. Defendants continued to maintain that their leveraged funds were appropriate to be held by investors for substantial periods of time even after regulators had begun to assert to the contrary. See ¶¶ 173-187 *infra.* Only after six weeks of increasing regulatory investigations and pressure, did Defendants begin to disclose many material risks of catastrophic financial loss inherent in holding Proshares' leveraged funds for more than a day. See ¶¶ 73-74 *infra.* These

risks had never previously been disclosed but had existed since the inception of the Defendants' leveraged ETFs. See ¶¶ 81-140 *infra*.

74. Even then, Defendants continued to maintain a green light for investors to hold Defendants' leveraged ETFs in their portfolios for extended periods. But Defendants greatly qualified such green light with unexplained "periodic rebalancing requirements" and other new risk disclosures and limitations some of which are quoted below:

> Daily objective leveraged funds if used properly and in conjunction with the investor views on the future direction and volatility of the markets can be useful tools for investors who want to manage their exposure to various markets and market segments and who are willing to monitor and/or **periodically rebalance their portfolios**. But investors considering these funds should understand that they are designed to provide a positive or negative multiple of an index on a daily basis and not for greater periods of time.

(Emphasis supplied) Registration Statement dated July 31, 2009 at p. 410.

75. (a) Belatedly, Defendants also began to partially disclose other important facts. For example:

> The Fund is different from most exchange-traded funds in that it seeks inverse leveraged returns and only on a daily basis. The Fund also is riskier than similarly benchmarked exchange-traded funds that do not use leverage. Accordingly, the Fund **may not be suitable for all investors and should be used only by knowledgeable investors who understand the potential consequences of seeking daily inverse leveraged investment results. Shareholders should actively monitor their investments.**

(Emphasis in original.) See, e.g., Prospectus in Registration Statement, dated July 31, 2009, *passim*. Even here, Defendants continued to maintain that their leveraged funds could be held as an "investment" over extended periods but greatly qualified this by the partial disclosures and ambiguous limitations quoted above.

(b) Defendants had always stated that their leveraged ETFs had daily investment objectives. But Defendants had also always encouraged and empowered investor to hold

Defendnats' ETFs for substantial periods and had never disclosed the bolded the language quoted above.

76. In addition to the foregoing new disclosures, Defendants made many more begrudging, belated disclosures of new risks during Summer of 2009. See ¶¶131-140 *infra*. Defendants' foregoing new risk disclosures revealed that Defendants' earlier Registration Statements had all failed to disclose critical risks of investing in Defendants' leveraged ETFs, had contained untrue, misleading and incomplete statements of material fact, and had all violated the federal securities laws. See *infra*.

77. Apart from the numerous securities law violations confirmed by Defendants' own extensive belated corrective disclosures, Plaintiffs allege in "2"-"5" below numerous other omissions, untrue or misleading statements and other securities law violations by Defendants.

2. <u>UNDISCLOSED RISKS OF LOSS IN INVESTING IN DEFENDANTS' ULTRA SHORT ETFS</u>

78. Investors could gain from anticipated declines in a given index or benchmark by shorting the index or entering options or other transactions.

79. In 2006, Defendants introduced their Ultra Short ETFs as a new investment that enabled investors to gain substantially from the decline in a given index or other benchmark. These ETFs were to move approximately twice the reverse of the movement in the underlying ETF.

80. Investments designed to profit from a decline in the index—whether through shorting the index itself, through options or other transactions, or through Defendants' Ultra Short ETFs—could hedge against losses that investors would suffer from declines in such index.

81. When introducing a new security and investment product, it is incumbent on the seller to disclose the material risks of that investment.

(a) In the Code of Federal Regulations, 17 C.F.R. § 274.11A, the SEC states that Part A of Form N-1A must include the information required in a fund's prospectus under Section 10(a) of the Securities Act. SEC Form N-1A, General Instructions, p. 7. Rule 130 of the Securities Act defines the term "rules and regulations," as used in Sections 7, 10, and 19 of the Securities Act, to include the forms used in the registration of securities and the instructions to those forms. 17 C.F.R. § 230.130.

(b) The SEC's general instructions for filing a Form N1-A registration statement, expressly provide that: "The purpose of the prospectus is to provide essential information about the Fund in a way that will help investors to make informed decisions about whether to purchase the Fund's shares described in the prospectus." SEC Form N-1A, General Instructions, p. 7. *See also* 17 C.F.R. § 274.11A, stating that Part A of Form N-1A must include the information required in a fund's prospectus under Section 10(a) of the Securities Act.

(c) Cross-references to the Statement of Additional Information ("SAI") or shareholder reports are to be avoided if possible, see *id.*, and all major Risk Factors are to be clearly explained in the prospectus part of the registration statement. See General Instructions, pp. 16 -19. As the SEC also makes abundantly clear: "The purpose of the SAI is to provide additional information about the Fund that the Commission has concluded is not necessary or appropriate in the public interest of for the protection of investors to be in the prospectus, but that some investors may find useful." See General Instructions, p. 7.

82. Defendants were required in the risk factor portion of the prospectus section of the Registration Statement to make, but failed to make, prominent disclosure of each of the following important risks of the loss of a substantial portion of the investor's original investment in an UltraShort ETF.

(a) Even when the underlying index declined substantially, the Ultra Short Fund could not only fail to rise twice as much as the index declined, but could decline substantially.

(b) In fact, an inherent risk of the loss of the original investment in a so-called Ultra Short ETF, was that the ETF could decrease substantially in price when the underlying index decreased substantially.

(c) Even if an investor was correct in their expectation that a substantial decline would occur in a given index or benchmark, the investor could be wrong and suffer substantial losses if the investor chose to act on that expectation by investing in the ProShares Ultra Short ETF for that index or benchmark.

(d) When the investor was correct that a substantial decline would occur in the index and the investor would have profited from such decline by shorting the index directly or through virtually any means of shorting the index other than through the purchase of the Ultra Short ETF, the investor could still suffer substantial losses of their original investment if the investor chose to short the index by means of purchasing an Ultra Short ETF.

(e) Even if the investor was correct and the underlying index declined substantially over a period of weeks or months, the investor still could lose substantially all their investment by investing in the Ultra Short ETF on that index.

(f) The foregoing inherent risk of loss of an investment in an Ultra Short ETF existed no matter how large the decrease in the underlying index. Contrary to Defendants' representations (see ¶ 66 *supra*) (a) the underlying index did not have to be "flat" or "trendless" over the investor's holding period for losses to occur, and (b) in a substantial uptrend or downtrend in the index, very large underperformance and, indeed, opposite performance could occur .

(g) An inherent characteristic and risk of loss in each and every so-called ProShares Ultra Short ETF was that it could generate the opposite returns from what its name indicated when the underlying index or benchmark decreased substantially.

(h) The name Ultra Short was a misnomer because any Ultra Short fund could and, during late 2008-2009, many such funds actually did decline substantially when the underlying index declined substantially.

(i) Just when investors needed Ultra Short ETFs to provide gains in order to hedge against substantial declines in the index, the Ultra Short ETFs could not only fail to provide such gains, but could greatly exacerbate the investor's losses on the index by losing substantial amounts of the investor's investment in the Ultra Short ETF as well.

(j) A risk of the Ultra Short Fund was that the outcome of the movement of its NAV could morph into that resembling what was expected of long ETFs or even ultra long ETFs.

(k) Even if the underlying index declined substantially over a period of four months, the investor could sustain such extreme losses on the Ultra Short ETF, that the investor mathematically could not recoup their investment in the ETF when the underlying index thereafter doubled or even tripled.

83. During late 2008 and the first five months of 2009, there were many rapid, substantial declines in the index or benchmark underlying an Ultra Short ETF. But the corresponding Ultra short ETF not only failed to increase by twice the amount of this decline.

84. For example, the Dow Jones U.S. Real Estate Index ("DJUSRE"), which is tracked by the SRS Ultra Short Fund, fell from 130.96 on January 16, 2009 to 112.07 on April 20, 2009, a decline of 14.43%. But the SRS Ultra Short Fund experienced, not a 28.85% gain, but a decline of 44.08% (net of distributions).


Anticipated Returns
1/16/2009-4/20/2009
Actual Returns
1/16/2009-4/20/2009
DJUSRE INDEX
SRS Fund
DJUSRE INDEX
SRS Fund
+28.9%
0%
-14.4%
-14.4%
-44.1%

85. The Dow Jones U.S. Financials Index, which is tracked by the SKF Ultra Short Fund, fell from 228.33 on January 6, 2009 to 176.18 on April 6, 2009, a decline of 22.84%. But the SKF Ultra Short Fund experienced, not a 45.68% gain, but a decline of 17.34% (net of distributions).


Anticipated Returns
1/6/2009-4/6/2009
Actual Returns
1/6/2009-4/6/2009
DJUSFN INDEX
SKF Fund
DJUSFN INDEX
SKF Fund
+45.7%
-22.8%
0%
-22.8%
-17.3%

86. The FTSE/Xinhua China 25 Index, which is tracked by the FXP Ultra Short Fund, fell from 17444.70 on September 9, 2008 to 11054.00 on November 26, 2008, a decline of 36.63%. But the FXP Ultra Short Fund experienced, not a 73.27% gain, but a decline of 50.84% (net of distributions).


Anticipated Returns
9/9/2008-11/26/2008
Actual Returns
9/9/2008-11/26/2008
FXTID INDEX
FXP Fund
FXTID INDEX
FXP Fund
+73.3%
0%
-36.6%
-36.6%
-50.8%

87. The MSCI Emerging Markets Index, which is tracked by the EEV Ultra Short Fund, fell from 868.58 on September 9, 2008 to 537.09 on December 8, 2008, a decline of 38.16%. But the EEV Ultra Short Fund experienced, not a 76.33% gain, but a decline of 46.03%. (net of distributions).


Anticipated Returns
9/9/2008-12/8/2008
Actual Returns
9/9/2008-12/8/2008
MXEF INDEX
EEV Fund
MXEF INDEX
EEV Fund
+76.3%
0%
-38.2%
-38.2%
-46.0%

88. The Dow Jones U.S. Oil & Gas Index, which is tracked by the DUG Ultra Short Fund, fell from 574.14 on September 11, 2008 to 437.08 on December 10, 2008, a decline of 23.87%. But the DUG Ultra Short Fund experienced, not a gain of 47.74%, but a decline of 24.18%. (net of distributions).


Anticipated Returns
9/11/2008-12/10/2008
Actual Returns
9/11/2008-12/10/2008
DJUSEN INDEX
DUG Fund
DJUSEN INDEX
DUG Fund
+47.7%
0%
-23.9%
-23.9%
-24.2%

89. The S&P500 Index, which is tracked by the SDS Ultra Short Fund, fell from 1056.89 on October 6, 2008 to 927.45 on January 5, 2009, a decline of 12.25%. But the SDS Ultra Short Fund experienced, not a 24.49% gain, but a decrease of 9.44% (net of distributions).


Anticipated Returns
10/6/2008-1/5/2009
Actual Returns
10/6/2008-1/5/2009
SPX INDEX
SDS Fund
SPX INDEX
SDS Fund
+24.5%
-12.3%
0%
-12.3%
-9.4%

90. The Dow Jones Industrial Average Index, which is tracked by the **DXD** Ultra Short Fund, fell from 9955.50 on October 6, 2008 to 8952.89 on January 5, 2009, a decline of 10.07%. But the DXD Ultra Short Fund experienced, not a 20.14% gain, but a decrease of 10.61 % (net of distributions).

Anticipated Returns 10/6/2008-1/5/2009		Actual Returns 10/6/2008-1/5/2009	
INDU INDEX	DXD Fund	INDU INDEX	DXD Fund


+20.1%
0%
-10.1%
-10.1%
-10.6%

91. The Russell 2000 Growth Index, which is tracked by the SKK Ultra Short Fund fell from 282.46 on October 8, 2008 to 242.81 on December 24, 2008, a decline of 14.04%. But the SKK Ultra Short Fund experienced, not a 28.07% gain, but a decrease of 13.83% (net of distributions).


Anticipated Returns
10/8/2008-12/24/2008
Actual Returns
10/8/2008-12/24/2008
RUO INDEX
SKK Fund
RUO INDEX
SKK Fund
+28.1%
-14.0%
0%
-14.0%
-13.8%

92. The Dow Jones U.S. Basic Materials Index, which is tracked by the SMN Ultra Short Fund, fell from 183.24 on October 8, 2008 to 156.14 on January 8, 2009, a decline of 14.79%. But the SMN Ultra Short Fund to experienced, not a 29.58% gain, but a decrease of 31.81% (net of distributions).

Anticipated Returns 10/8/2008-1/8/2009		Actual Returns 10/8/2008-1/8/2009	
DJUSBM INDEX	SMN Fund	DJUSBM INDEX	SMN Fund


+29.6%
0%
-14.8%
-14.8%
-31.8%

93. The S&P Small Cap 600, which is tracked by the SDD Ultra Short Fund, fell from 302.2 on October 7, 2008 to 265.11 on January 7, 2009, a decline of 12.27%. But the SDD Ultra Short Fund experienced, not a 24.55% gain, but a decrease of 12.47% (net of distributions).

94. Although Defendants misleadingly implied in three charts repeatedly included in the "Correlation Risk" section of the prospectus part of the Registration Statement from September 2007 forward that results could improve by holding for a period of a year, investors

who held Ultra Short Funds for longer periods of time were actually subjected to a greater degree of the foregoing undisclosed risks.

****


Anticipated Returns
10/7/2008-1/7/2009
Actual Returns
10/7/2008-1/7/2009
SML INDEX
SDD Fund
SML INDEX
SDD Fund
+24.5%
0%
-12.3%
-12.3%
-12.5%

95. Defendants misleadingly implied in three charts repeatedly included in the "Correlation Risk" section of the prospectus part of the Registration Statement from September 2007 forward that results could improve by holding for a period of a year. However, investors

who held Ultra Short Funds for longer periods of time were actually subjected to a greater degree of exposure to the foregoing undisclosed risks.

96. For example, the Dow Jones U.S. Real Estate Index ("DJUSRE"), which is tracked by the SRS Ultra Short Fund, fell from 255.49 on January 2, 2008 to 145.63 on June 1, 2009, a decline of 46%. But the SRS Ultra Short Fund experienced, not a 92% gain, but a decline of 78.96% (net of distributions).



Anticipated Returns
1/2/2008-6/1/2009
Actual Returns
1/2/2008-6/1/2009
DJUSRE INDEX
SRS Fund
DJUSRE INDEX
SRS Fund
+92.0%
0%
-46.0%
-46.0%
-79.0%

97. The Dow Jones U.S. Financials Index, which is tracked by the SKF Ultra Short Fund, fell from 463.36 on January 2, 2008 to 219.07 on June 1, 2009, a decline of 52%. But the SKF Ultra Short Fund experienced, not a 104% gain, but a decline of 60.97% (net of distributions).



Anticipated Returns
1/2/2008-6/1/2009
Actual Returns
1/2/2008-6/1/2009
DJUSFN INDEX
SKF Fund
DJUSFN INDEX
SKF Fund
+104.0%
0%
-52.0%
-52.0%
-61.0%

98. The FTSE/Xinhua China 25 Index, which is tracked by the FXP Ultra Short Fund, fell from 25507.18 on January 2, 2008 to 17089.34 on June 1, 2009, a decline of 33%. But the FXP Ultra Short Fund experienced, not a 66% gain, but a decline of 83.8% (net of distributions).


Anticipated Returns
1/2/2008-6/1/2009
Actual Returns
1/2/2008-6/1/2009
FXTID INDEX
FXP Fund
FXTID INDEX
FXP Fund
+66.0%
0%
-33.0%
-33.0%
-83.8%

99. The MSCI Emerging Markets Index, which is tracked by the EEV Ultra Short Fund, fell from 1235.23 on January 2, 2008 to 802.21 on June 1, 2009, a decline of 35%. But the EEV Ultra Short Fund experienced, not a 70% gain, but a decline of 69.35% (net of distributions).


Anticipated Returns
1/2/2008-6/1/2009
Actual Returns
1/2/2008-6/1/2009
MXEF INDEX
EEV Fund
MXEF INDEX
EEV Fund
+70.0%
0%
-35.0%
-35.0%
-69.4%

100. The Dow Jones U.S. Oil & Gas Index, which is tracked by the DUG Ultra Short Fund, fell from 684.51 on January 2, 2008 to 470.70 on June 1, 2009, a decline of 31%. But the DUG Ultra Short Fund experienced, not a gain of 62%, but a a decline of 55% (net of distributions).


Anticipated Returns
1/2/2008-6/1/2009
Actual Returns
1/2/2008-6/1/2009
DJUSEN INDEX
DUG Fund
DJUSEN INDEX
DUG Fund
+62.0%
0%
-31.0%
-31.0%
-32.0%

3. Such Moves In The Opposite Direction Were Not Aberration But Inherent Characteristics of All of Defendants' Leveraged ETFs

101. Critically, Defendants failed to disclose that the foregoing moves in the opposite direction were not "one-off" aberrations or accidents.

102. In the Statements of Additional Information dated June 22, 2006, as supplemented on January 23, 2007, Defendants in a section entitled "Investment Policies, Techniques and Related Risks," on p. 4.

> Fundamental securities analysis is not used by ProShare Advisors in seeking to correlate with the Funds' respective benchmarks. Rather, ProShare Advisors primarily uses a mathematical approach to determine the investments a fund makes and techniques it employs. While ProShare Advisors attempts to minimize any "tracking error," certain factors will tend to cause a Fund's investment results to vary from a perfect correlation to its benchmark. See "Special Considerations." (emphasis supplied)

103. Furthermore, in the section entitled "More on Investment Strategies and Risks" in the January 23, 2007 prospectus, Defendants also state: "In seeking to achieve each Fund's investment objective, ProShare Advisors uses a mathematical approach to investing. Using this approach, ProShare Advisors determines the type, quantity and mix of investment positions that a Fund should hold to approximate the performance of its benchmark." January 23, 2007 Prospectus at p. 90.

104. While Defendants make reference to a "mathematical approach" that will determine how investments will be made and what techniques are to be employed by a particular fund, Defendants nowhere supply the approximate mathematical formulae pursuant to which their leveraged funds operated. Employing methods that approximated these formulae, not temporary aberrations, inherently created the risks of catastrophic losses alleged herein.

105. Defendants' ETFs sought investment results, before fees and expenses, that corresponded to (or approximately to) the following formula: $= (1 + R_T^{index})^x \cdot e^{\frac{(x-x^2)\sigma^2 T}{2}}$

106. In this formula, R is the index's return for the holding period, x is the leverage ratio, T is the time period (in years) that the investment is held, and σ is the annualized volatility of the index during the holding period. The formula is a good approximation of the results of Defendants' ETFs for holding periods longer than a few days.

107. This formula has two parts: (1) a return and (2) a multiplier.

108. The return is $(1 + R_T^{index})^x$. For x outside the range zero to one, this is never less than 1+xR.

109. The multiplier is $e^{\frac{(x-x^2)\sigma^2 T}{2}}$.

110. In a non-leveraged ETF, the formula is 1+R because the return is raised to the power of 1 and the multiplier is 1. Because the multiplier is 1, a non-leveraged ETF will always track the market regardless of (1) the volatility of the market or (2) the time period over which the investor holds the investment.

111. In a leveraged ETF, the investment objective is never 1+R. The immediate objective is a return of 1+xR, where x is the leverage ratio.

112. The formula requires the steps taken to preserve this objective over a number of days to cause the return to be a function of the index's return to the power of the leveraged ratio, and the multiplier is the mathematical constant e (approximately 2.7183) taken to the following power: $\frac{(x-x^2)\sigma^2 T}{2}$.

113. The multiplier is always less than one. It decreases with increasing time, leverage and index volatility. The longer the holding period and more pronounced the day to day volatility of the underlying index, the more the deviation from the expected correlation.

114. This effect could under certain circumstances be mitigated or overcome by the increasing effect on the return. This is because $(1+R)^x$ is greater than (1+xR).

115. In the section of the prospectus part of the Registration Statement that is entitled "Principal Risk Considerations," Defendants failed to disclose that (and how) the leveraged ETFs lose more money in market conditions that are adverse to Defendants' formula. For example, Defendants failed to disclose (a) that the loss will not be related to a **multiple** in the

underlying index but rather to the **power** of the underlying index; and (b) that, when the day to day volatility of the underlying index is substantial and the underlying index makes a very substantial move in the direction the investor desires, the leveraged fund would not only underperform substantially, but move in the opposite direction from that expected.

116. Because of Defendants' failures to make mathematical **or** plain English disclosures of the foregoing risks involved in Defendants' leveraged ETFs, investors could not make informed decisions based upon the Registration Statement's disclosures.

117. Rather than present the mathematical basis for their products and describe such products' resulting strengths and weaknesses, Defendants cobbled together instead an amalgam of qualitative discussions employing undefined terms and self - serving graphs and matrices. This mix of information presented a green light for investors to make purchases and hold Defendants' ETFs for extended periods. They transformed Defendants' ETFs into an extremely fast growing product that grew to more than twenty billion dollars ($20,000,000,000) in funds outstanding.

118. All of Defendants' statements, including the very names of each of Defendants' leveraged ETFs in all Defendants Registration Statements during the Class Period were rendered misleading or untrue because they left wholly undisclosed (a) the foregoing risks of catastrophic losses from an investment in Defendants Ultra Short ETFs, UltraLong ETFs or Short ETFs that existed **even when** the investor was correct in their expectation that the underlying index or benchmark would make a substantial price move in a given direction, and (b) all the additional risks relating to the Defendants' leveraged ETFs alleged herein.

119. Belatedly, Defendants' qualitative and quantitative disclosures were substantially changed in Summer 2009 to begin to disclose the true risks of investing in Defendants' leveraged ETFs. See "7" below.

4. Ultra Long Funds

120. On or about June 21, 2006, Defendants first offered their Ultra Long ETFs. Again, these ETFs were designed so that their net asset value would move in the same direction as, and replicate but double the movement of an underlying specified index of stocks or other benchmark, *i.e.,* they would deliver twice (200%) of the daily performance of the underlying index.

a. In the Registration Statement, Defendants, in violation of federal law, failed to disclose the following inherent risks and characteristics of the so-called Ultra Long funds. These risks presented a potential extreme risk of large losses from an investment in such funds.

b. Even when the underlying index increased substantially, the Ultra Long Fund could not only fail to rise twice as much as the index increased, but could decline substantially.

c. In fact, an inherent risk of the loss of the original investment in a so-called Ultra Long ETF, was that the ETF could decrease substantially in price when the underlying index increased substantially in price.

d. Even if an investor was correct in their expectation that a substantial priceincrease would occur in a given index or benchmark, the investor could be wrong and suffer substantial losses if the investor chose to act on that expectation by investing in the ProShares Ultra Long ETF for that index or benchmark.

e. When the investor was correct that a substantial price increase would occur in the index and the investor would have profited from such increase by purchasing the index directly or through margin, options or other means, the investor could still suffer substantial losses of their original investment if the investor chose to purchase the index by means of purchasing an Ultra Long ETF.

f. Even if the investor was correct and the underlying index increased substantially over a period of weeks or months, the investor still could lose substantially all their investment by investing in the Ultra Long ETF on that index.

g. The foregoing inherent risk of loss of an investment in an Ultra Long ETF existed no matter how large the increase in the underlying index. Contrary to Defendants' representations (see ¶¶61 *supra*), (a) the underlying index did not have to be "flat" or "trendless" over the investor's holding period for substantial losses to occur, and (b) even when a substantial uptrend in the index occurred, the investor could suffer.

h. An inherent characteristic and risk of loss in each and every so-called ProShares Ultra Long ETF was that it could generate the opposite returns from what its objective or name indicated when the underlying index or benchmark increased substantially.

i. A risk of the Ultra Long Fund was that the outcome of the movement of its NAV could morph into that resembling what was expected of short ETFs or even Ultra Short ETFs.

121. Thus, in market conditions in which the underlying benchmark or index increased significantly in price, the following ProShares Ultra long funds experienced not twice the increase in the index, but substantial losses:

122. The Dow Jones U.S. Real Estate Index, which is tracked by the URE Ultra Long Fund, increased from 131.10 on October 27, 2008 to 137.12 on January 28, 2009, an increase of

4.59%. But the The Dow Jones URE Ultra Long Fund experienced, not a 9.18% gain, but a decline of 26.63% (net of distributions).


Anticipated Returns
10/27/2008-1/28/2009
Actual Returns
10/27/2008-1/28/2009
DJUSRE INDEX
URE Fund
DJUSRE INDEX
URE Fund
+4.6%
+9.2%
0%
+4.6%
-26.6%

123. The Dow Jones U.S. Financial Index, which is tracked by the UYG Ultra Long Fund, increased from 184.08 on January 15, 2009 to 194.94 on April 9, 2009, an increase of 5.90%. But the UYG Ultra Long Fund experienced, not an 11.8% gain, but a decline of 11.77% (net of distributions).

<u>Anticipated Returns</u> 1/15/2009-4/9/2009		<u>Actual Returns</u> 1/15/2009-4/9/2009	
DJUSFN INDEX	UYG Fund	DJUSFN INDEX	UYG Fund


+5.9%
+11.8%
0%
+5.9%
-11.8%

124. The Dow Jones U.S. Oil & Gas Index, which is tracked by the DIG Ultra Long Fund, increased from 412.98 on October 9, 2008 to 456.53 on January 5, 2009, an increase of 10.55%. But the DIG Ultra Long Fund experienced, not a 21.09% gain, but a decline of 3.85% (net of distributions).


Anticipated Returns
10/9/2008-1/5/2009
Actual Returns
10/9/2008-1/5/2009
DJUSEN INDEX
DIG Fund
DJUSEN INDEX
DIG Fund
+10.6%
+21.1%
0%
+10.6%
-3.9%

125. Between December 24, 2008 and March 24, 2009, the Dow Jones – UBS Crude Oil Sub-Index, which is tracked by the UCO Ultra Long Fund, increased from 196.42 on December 24, 2008 to 220.54 on March 24, 2009, an increase of 12.27%. But the UCO Ultra Long Fund experienced, not a 24.55% gain, but a decline of 6.27% (net of distributions).

Anticipated Returns 12/24/2008-3/24/2009		Actual Returns 12/24/2008-3/24/2009	
DJUBSCL INDEX	UCO Fund	DJUBSCL INDEX	UCO Fund


+12.3%
+24.5%
0%
+12.3%
-6.3%

126. Later, in Summer 2009, the Financial Investment National Regulatory Association ("FINRA") also provided an example of what FINRA considered to be unacceptably unexpected results: "Between December 1, 2008, and April 30, 2009, a particular index gained 2 percent. However, a leveraged ETF seeking to deliver twice that index's daily return fell by 6 percent-and an inverse ETF seeking to deliver twice the inverse of the index's daily return fell by 26 percent."

<u>5. Short or Single Inverse Funds</u>

127. Defendants also caused to be issued a series of non-leveraged inverse funds. Defendants described these funds in their Registration Statements as having the objective of providing a minus 100% return of a specific index.

128. Defendants made materially misleading statements about these funds as well.

129. For example, on December 29, 2006, Proshares issued a Form N-1A. One of the non-leveraged funds discussed in the filing was the Proshares Short Financials fund, or SEF fund. Concerning that fund, the document stated, in pertinent part:

> INVESTMENT OBJECTIVE
>
> Short Financials ProShares seeks daily investment results, before fees and expenses, that correspond to the inverse (opposite) of the daily performance of the Dow Jones U.S. Financials Index.
>
> If Short Financials ProShares is successful in meeting its objective, its net asset value should gain approximately the same amount, on a percentage basis, as any decrease in the Dow Jones U.S. Financials Index (Index) when the Index declines on a given day. Conversely, its net asset value should lose approximately the same amount, on a percentage basis, as any increase in the Index when the Index rises on a given day.
>
> ****
>
> Inverse Correlation Risk Shareholders in Short Financials ProShares should lose money when the index underlying the Fund's benchmark rises – a result that is the opposite from traditional equity or bond funds.
>
> PRINCIPAL RISK CONSIDERATIONS
>
> The Short Financials ProShares is subject to the following principal risks:
>
> • Aggressive Investment Technique Risk. The Short Financials ProShares uses investment techniques and financial instruments that may be considered aggressive, including the use of futures contracts, options on futures contracts, securities and indices, forward contracts, swap agreements and similar instruments. Such techniques may expose the Fund to potentially dramatic changes (losses) in the value of its portfolio holdings and imperfect correlation to the index underlying the Fund's benchmark. These techniques also may expose the Fund to risks different from or possibly greater than the risks associated with investing directly

in the securities contained in the index underlying the Fund's benchmark.

- Correlation Risk A number of factors may affect the Short Financials ProShares' ability to achieve a high correlation with its benchmark and there can be no guarantee that the Fund will achieve a high degree of correlation.

****

- Counterparty Risk The counterparty to a financial instrument may default on its obligations under the related agreement. In this circumstance, the Short Financials ProShares may lose money.

- Concentration Risk Short Financials ProShares may concentrate its investments in issuers of one or more particular industries to the same extent that its underlying index is so concentrated. There is a risk that those issuers (or industry sector) will perform poorly and negatively impact a Fund.

- Credit Risk An issuer of debt instruments may be unable to make interest payments and repay principal. Changes in an issuer's financial strength or in an instrument's credit rating may affect an instrument's value and, thus, impact Short Financials ProShares' performance. As described under "Counterparty Risk" above, the Fund will also be subject to credit risk with respect to the amount a Fund expects to receive from counterparties in financial instruments transactions. If a counterparty defaults on its payment obligations to a Fund, the value of your investment in a fund may decline.

- Inverse Correlation Risk Shareholders in Short Financials ProShares should lose money when the index underlying the Fund's benchmark rises – a result that is the opposite from traditional equity or bond funds.

In addition to the risks noted above, Short Financials ProShares is also subject to risks faced by companies in the financial services economic sector, including: extensive governmental regulation that affects the scope of their activities, the prices they can charge and the amount of capital they must maintain; adverse effects from increases in interest rates; effects on profitability by loan losses, which usually increase in economic downturns; banks and insurance companies may be subject to severe price competition; and newly enacted laws are expected to result in increased inter-industry consolidation and competition in the financial sector. Further, stocks in the Index may underperform fixed income investments and stock market indices that track other markets, segments and sectors. As noted above, the Short Financials ProShares seeks to provide daily investment results, before fees and expenses, that

> correspond to the inverse (opposite) of the daily performance of the Dow Jones U.S. Financials Index, and thus these risk considerations for the Fund will generally be the opposite of those for a traditional mutual fund.

Form N-1A at 158-160.

130. Defendants' foregoing statements were misleading because Defendants, just as for the Ultra Short and Ultra Long Proshare ETFs, failed to disclose the important risks alleged below.

131. Defendants were required in the risk factor portion of the prospectus section of the Registration Statement to make, but failed to make, prominent disclosure of each of the following important risks of the loss of a substantial portion of the investor's original investment in an inverse fund:

a. Even when the underlying index declined substantially, inverse fund would not only fail to rise as much as the index declined, but could decline substantially.

b. In fact, an inherent risk of the loss of the original investment in an inverse fund, was that the ETF could decrease substantially in price when the underlying index decreased substantially.

c. Even if the investor was correct that a substantial decline would occur in the index, the investor could be wrong and suffer substantial losses in the inverse fund.

d. When the investor was correct that a substantial decline would occur in the index and the investor would have profited from such decline by shorting the index directly or through virtually any means of shorting the index other than through the purchase of the inverse fund, the investor could still suffer substantial losses of their original investment if the investor chose to short the index by means of purchasing an inverse fund.

e. Even if the investor was correct and the underlying index declined substantially over a period of weeks or months, the investor still could lose substantially all their investment by investing in the inverse fund on that index.

f. The foregoing inherent risk of loss of an investment in an inverse fund existed no matter how large the decrease in the underlying index. For example, and contrary to Defendants' representations, the underlying index did not have to be "flat" or "trendless" over the holding period for losses to occur.

g. An inherent characteristic and risk of loss in each and every inverse fund was that it could generate the opposite returns from what investors were led to expect from the Prospectus disclosures when the index decreased substantially.

h. Just when investors needed non-leveraged inverse funds to provide gains in order to hedge against substantial declines in the index, the inverse funds could not only fail to provide such gains, but also greatly exacerbate the investor's losses on the index by losing substantial amounts of the investor's investment in the inverse fund as well.

i. A risk of the inverse fund was that the outcome of the movement of its NAV could morph into that resembling what was expected of long ETFs.

j. In periods of higher market volatility, the volatility of the benchmark index may be at least as important to the inverse fund's return for the period as the return of the benchmark index.

132. Defendants' many statement encouraging investors to hold Defendants' ETFs for extended periods, included their following statement concerning fees for the SEF Fund:

> The following examples are intended to help you compare the cost of investing in shares of the Short Financials ProShares with the cost of investing in other funds. Investors should note that the following examples are for illustration purposes only and are not meant to suggest

actual or expected fees and expenses or returns, all of which may vary. The Fund issues and redeems shares in Creation Units principally on an in-kind basis for portfolio securities included in the relevant Index and cash. Shares are not redeemable in less than Creation Unit aggregations. The examples do not include the brokerage commissions that secondary market investors may incur to buy and sell shares.

The following example assumes that you invest $10,000 in the Short Financials ProShares for the time periods indicated and sell all of your shares at the end of those periods, but does not include transaction fees on purchases and redemptions of shares. The example also assumes that your investment has a 5% annual return each year and that the Fund's annual operating expenses remain exactly as described in the fee table. Although your actual costs may be higher or lower, based on the assumptions, your costs would be:

1 year
$ 97
3 years
$ 397

Form N-1A at 161.

133. Another example of a non-leveraged fund about which Defendants made Misleading statements is the ProShares Short MSCI Emerging Markets Fund, or EUM fund. The September 28, 2007 Form N-1A stated as follows:

Short MSCI Emerging Markets ProShares

Ticker: EUM

CUSIP: 74347R396

Investment Objective

Short MSCI Emerging Markets ProShares seeks daily investment results, before fees and expenses, that correspond to the inverse (opposite) of the daily performance of the MSCI Emerging Markets Index.

If Short MSCI Emerging Markets ProShares is successful in meeting its objective, its value (before fees and expenses) should gain approximately the same amount, on a percentage basis, as any decrease in the MSCI Emerging Markets Index when the Index declines on a given day.

Conversely, its net asset value (before fees and expenses) should lose approximately the same amount, on a percentage basis, as any increase in the Index when the Index rises on a given day.

Because the value of the Index is not computed as of the close of the U.S. securities markets due to differences in trading hours between U.S. and foreign markets, correlation to the Index will be measured by comparing the daily change in the Fund's net asset value per share to the performance of one or more U.S. exchange traded securities or instruments that reflect the values of the securities underlying the Index as of the close of the U.S. securities markets.

Shares of this Fund will not be offered until certain regulatory approvals have been obtained. As of the date of this Prospectus, it is expected that these approvals will be obtained in the fourth quarter of 2007, but this schedule is subject to change.

Principal Investment Strategy

The Short MSCI Emerging Markets ProShares' principal investment strategies include:

- Taking positions in financial instruments (including derivatives) that ProShare Advisors believes, in combination, should have similar daily price return characteristics as the inverse of the MSCI Emerging Markets Index. Information about the Index can be found on page 12.

- Committing at least 80% of its assets to investments that, in combination, have economic characteristics that are inverse to those of the Index.

- Employing leveraged investment techniques in seeking its investment objective.

- Investing assets not invested in financial instruments in debt securities and/or money market instruments.

Principal Risk

The Short MSCI Emerging Markets ProShares is subject to the following principal risks:

- Aggressive Investment Technique Risk, Correlation Risk, Counterparty Risk, Credit Risk, Early Close/Trading Halt Risk, Equity Risk, Emerging Market Risk, Geographic Concentration Risk, Foreign Currency Risk, Foreign Investment Risk, Liquidity Risk, Market Price

> Variance Risk, Market Risk, Non-diversification Risk and Small- and Mid-Cap Company Risk.
>
> For more information on the Fund's principal investment strategies and risks, including a description of the principal risks noted above, please refer to "Principal Investment Strategies and Risks" beginning on page 7.
>
> Fund Performance
>
> Performance history will be available for the Short MSCI Emerging Markets ProShares after it has been in operation for a full calendar year.

From November 1, 2007 to June 1, 2009, the MSCI Emerging Markets Index fell ***%. But the EUM fund fell by ***% in that period.

134. Defendants' statements concerning the EUM fund were materially misleading for all the reasons given concerning the SEF fund.

135. Similarly, Defendants other Registration Statements effective during the Class Period for their short funds contained identical or similar statements in the same sections of those Registration Statements that were misleading for the same reasons alleged herein.

136. Defendants' many statements encouraging investors to hold Defendants' leveraged ETFs for extended periods, included statements listing fees payable for 1,3, 5, and 10 year periods:

> The following example assumes that you invest $10,000 in the Short MSCI Emerging Markets ProShares for the time periods indicated and sell all of your shares at the end of those periods, but does not include transaction fees on purchases and redemptions of shares. The example also assumes that your investment has a 5% annual return each year and that the Fund's annual operating expenses remain exactly as described in the fee table. Although your actual costs may be higher or lower, based on the assumptions, your costs would be:

1 Year	3 Years	5 Years	10 Years
$97	$360	$644	$1,453

Similarly, as with the SEF fund, Defendants discussed long-term investment considerations with respect to the EUM fund, including distributions, which also reinforced that the fund could be used over a long time period. *See* September 28, 2007 N-1A at 124-25.

137. Examples of Defendants' single inverse ETFs that moved in the opposite of expectations include the following. The MSCI EAFE Index, which is tracked by the EFZ Fund, decreased from 1426.09 on October 7, 2008 to 1218.05 on December 16, 2008, a decrease of 14.59%. But the EFZ Fund experienced, not a 14.59% gain, but a decline of 11.10% (net of distributions).


Anticipated Returns
10/7/2008-12/16/2008
Actual Returns
10/7/2008-12/16/2008
MXEA INDEX
EFZ Fund
MXEA INDEX
EFZ Fund
-14.6%
+14.6%
0%
-14.6%
-11.1%

138. The MSCI EM Index, which is tracked by the EUM Fund, increased from 768.92 on September 17, 2008 to 571.85 on December 16, 2008, a decrease of 25.63%. But the EUM Fund experienced, not a 25.63% gain, but a decline of 21.93% (net of distributions).


Anticipated Returns
9/17/2008-12/16/2008
Actual Returns
9/17/2008-12/16/2008
MXEF INDEX
EUM Fund
MXEF INDEX
EUM Fund
+25.6%
0%
-25.6%
-25.6%
-21.9%

6. Class Securities

139. Thus, even when the underlying index was not what Defendants called "flat" or "trendless", the NAV of Defendants' leveraged ETFs could not only substantially deviate by upwards of 20% or more from, but could move in the opposite direction of, its stated daily relationship with its underlying index. It could do within a matter of weeks or months and, at the longest, within one quarter (i.e., 63 trading days). "Flat" or "trendless" market, as only belatedly defined by Defendants in their June 23, 2009 Registration Statement at p. 10, means "begins and ends the year at 0%".

140. Defendants' ETFs listed on Exhibit "C" hereto ("Class Securities") experienced such rapid deviations, such opposite movements, and declined in NAV.

7. **Partial Disclosures During Summer 2009 Began To Correct Defendants' Misleading Registration Statements**

141. Defendants belatedly began to partially disclose, in the Prospectus dated June 23, 2009 for two new products of 300% leveraged or inverse leveraged (UltraPro S&P 500 and UltraPro Short S&P 500), as follows:

> **Important Information About the Funds**
> ...In periods of higher market volatility, the volatility of the benchmark may be at least as important to the Fund's return for the period as the return of the benchmark.

July 31, 2009 Registration Statement, p. 8. This effectively refuted Defendants' previous representation that their leveraged ETFs would definitely underperform only in markets that were "flat" or "trendless" for a year. This began to reveal that such ETFs could also underperform ---indeed explode into catastrophic losses--- when an index made very substantial moves in the direction desired by the investor. By failing to make these disclosures previously, Defendants had violated the federal securities laws disclosure requirements.

142. In other new partial disclosures in such June 23, 2009 and later, Defendants disclosed that:

> **. . . investors should recognize that the degree of volatility of the underlying index** can have a **dramatic effect** on a fund's longer-term performance.

Registration Statement on Form N-1A, filed on July 31, 2009, p. 410 (emphasis supplied). However, it was Defendants themselves who had never previously made this disclosure. Defendants effectively admitted above that investors should have been told this by Defendants. Again, Defendants had violated the federal securities law disclosures requirements by failing previously to disclose this.

143. Defendants also began belatedly to acknowledge as follows:

> The greater the volatility, given a particular index return, the greater the downside deviation will be of a fund's longer-term performance from a simple multiple (e.g., 3x, -3x) of its index's longer-term return. As shown in the first example, it is even possible that a fund may move in opposite direction as the index.

Id.

144. This new disclosure also began to explain the risks that "even if you are right on the direction of the index, you can lose substantially by investing in a ProShares ETF". However, even this partial disclosure was itself misleading. Not only was it "possible" that the funds would move in the "opposite direction." This was certain to occur in various market conditions. Second, in the "first example", the outcome of the index was zero percent change, so there was no opposite movement.

145. For another example, Defendants also disclosed in the June 23, 2009 Registration Statement:

> j. "In general, during periods of higher index volatility, compounding will cause longer term results to be less than three times (or minus three times) the return of the index. **This effect becomes more pronounced as volatility increases. Conversely, in periods of lower index volatility, fund returns over longer periods can be higher than three times (or minus three times) the return of the index."**

(Emphasis Supplied) Registration Statement dated July 31, 2009 at p. 407. This is the first time that Defendants began to partially acknowledge the compounding effect, its relationship to index volatility.

146. Defendants also disclosed in the July 31, 2009 Registration Statement: "Investors should understand the consequences of holding daily rebalanced funds for periods longer than a single day and should actively monitor their investments." Registration Statement dated July 31, 2009 at p. 407.

147. Likewise Defendants stated "A one year period is used for **illustrative** purposes only. Deviations from the index return times the fund multiple can occur over **periods as short as two days**." Registration Statement dated July 31, 2009 at p. 407-8 (emphasis supplied). In the foregoing new partial disclosures Defendants effectively acknowledge that their previous Registration Statements were misleading and belatedly began to alert investors that they could not simply hold leveraged ETFS for extended periods.

148. Also on July 31, 2009. Defendants stated: "Daily objective leveraged funds if used properly and in conjunction with the investor views on the future direction and volatility of the markets can be useful tools for investors who want to manage their exposure to various markets and market segments and who are willing to monitor and/or periodically rebalance their portfolios." Registration Statement July 31, 2009 at p. 410.

149. Once again, Defendants effectively acknowledged that their previous disclosures were misleading and began to explain how Defendants' investment product should be properly used, and some of the tools which an investor would need to correctly analyze such ETFs. Defendants still did not tell the investor HOW to do these calculations and rebalancing and any specific formula or even methods for doing so. In fact, Defendants even fail to explain what Defendants mean by "periodically rebalancing" their portfolio.

150. Further, Defendants substantially revised their disclosures in their Statements of Additional Information in their Registration Statements dated September 29, 2009 so as to disclose "boomerang" results in which their leveraged ETFs moved in the opposite direction from that expected when the underlying index was not flat or trendless. This Registration Statement used 100% volatility parameters in its volatility matrix.

D. Untrue or Misleading Statements Contained In Defendants' Registration Statements

151. Rather than disclosing their mathematical formula, the resulting risks of catastrophic loss even when an investor was correct about the direction of the underlying index, and all the other risks previously alleged, Defendants made a series of statements in their Registration Statements concerning the risks, but which failed to disclose the existence and magnitude of the foregoing risks of investing in a ProShares leveraged ETF.

152. The foregoing undisclosed, inherent risks of large losses were material facts that rendered misleading, in all the circumstances each of the following statements contained in Defendants' Registration Statements.

153. On August 30, 2006, ProShares filed a registration statement with the SEC on Form N1-A, contained the following statements:

> The UltraShort Real Estate ProShares employs leveraged investment techniques to achieve its investment objective. Over time, the use of leverage, combined with the effect of compounding, will have a more significant impact on the Fund's performance compared to the index underlying its benchmark than a fund that does not employ leverage. Therefore, the return of the index over a period of time greater than one day multiplied by a fund's specified multiple or inverse multiple (e.g., 200% or -200%) will not generally equal a fund's performance over that same period.

154. In their January 23, 2007 Form N1-A Prospectus, Defendants stated:

> Over time, the cumulative percentage increase or decrease in the net asset value of the Fund may diverge significantly from the cumulative percentage increase or decrease in the multiple of the return of the underlying index due to the compounding effect of losses and gains on the returns of the Fund. Consequently, for periods greater than one day, investors should not expect the return of the Fund to be twice the return of the underlying Index. **In addition, in trendless of flat markets it is expected that the Fund will underperform its Benchmark Index. [Emphasis supplied].**

155. The September 2007 Registration Statement also describes a series of risks that might make it difficult for a particular ETF, and especially a leveraged ETF, to track precisely

the desired performance in relation to the underlying index on a daily basis. The reader is left with the impression that these are all reasons for what Defendants call "Correlation Risk". *Id.* pages 6-7. Under "Correlation Risk", the 2007 Prospectus undertakes to disclose the further risks when leverage is being used.

> Certain Funds are "leveraged" funds in the sense that they have investment objectives to match a multiple of the performance of an index on a given day. These Funds are subject to all of the correlation risks described above. In addition, there is a special form of correlation risk that derives from these Funds' use of leverage, which is that for periods greater than one day, the use of leverage tends to cause the performance of a Fund **to be either greater than or less** than the index performance times the stated multiple in the fund objective, before accounting for fees and fund expenses.

2007 ProShares Form N-1A Registration Statement covering all ProShares Trust products (the "2007 Prospectus"). In other words, leverage in the ETF moves the NAV more as the index uptrends or downtrends.

156. The 2007 Prospectus then provided three graphs to illustrate this point (page 8), assuming a zero and +15% / -15% index performance, and showing how the leveraged ETF can both underperform and over-perform the stated goal. The 2007 Prospectus explains: "[t]he graphs demonstrate that, for periods greater than one day, **a leveraged Fund is likely to underperform or over-perform (but not match) the index performance times the stated multiple in the fund objective"** (page 7). In a further section devoted to describing the SRS fund in more detail (pages 99-100), the text refers the reader back to the same risk factors and concerns discussed above.

157. In the Statement of Additional Information (the "2007 SAI") filed as part of the 2007 Form N1-A Registration Statement, Defendants provide a section entitled "Special

Considerations" (page 18). This section repeats many of the same statements regarding tracking, correlation and leverage found in the Prospectus section.

158. This section also contains a special paragraph entitled "Special Note Regarding the Correlation Risks of Leveraged Funds" that identifies six primary influences on the performance of leveraged funds for periods longer than one day: 1) index performance; 2) index volatility; 3) financing rates associated with leverage; 4) other fund expenses; 5) dividends paid by companies in the index; and 6) period of time (page 18). '

159. The foregoing paragraph goes on to state:

> As discussed in the Prospectus, each of the Funds are "leveraged" funds in the sense that each has an investment objective to match a multiple of the performance of an index on a given day. These ProFunds are subject to all of the correlation risks described in the Prospectus. In addition, there is a special form of correlation risk that derives from these ProFunds' use of leverage, which is that for periods greater than one day, the use of leverage tends to cause the performance of a ProFund to be either greater than, or less than, the index performance times the stated multiple in the fund objective.

2007 Form N1-A Registration Statement, Statement of Additional Information, p. 18.

160. In addition, Defendants' following statements were further misleading for all the reasons previously alleged herein and alleged below.

1. Correlation Risk

161. One evolving series of statements that Defendants made concerned correlation risks – the risk that an ETF held for a year would not exactly equal the daily result projected out for one year. Originally, Defendants stated:

> Over time, the cumulative percentage increase or decrease in the net asset value of the Fund may diverge significantly from the cumulative percentage increase or decrease in the multiple of the return of the underlying Index due to the compounding effect of losses and gains on the returns of the Fund. Consequently, for periods greater than one day, investors should not expect the return of the Fund to be twice the return of the underlying

> Index. **In addition, in trendless or flat markets it is expected that the Fund will underperform its benchmark Index.**

[Emphasis Supplied]*E.g.*, Prospectus in Registration Statement on Form N-1A, as filed with the SEC on August 30, 2006, December 29, 2006, February 13, 2007, June 15, 2007 and July 10, 2007, pp. 6-7.

162. ProShares described the correlation risk for each of their products in the prospectus in the June 22, 2006 though July 10, 2007 Registration Statements as follows:

> **Principal Risk Considerations**
> The **[Fund]** is subject to the following principal risks:
>
> **Correlation Risk** A number of factors may affect the **[Fund's]** ability to achieve a high correlation with its benchmark and there can be no guarantee that the Fund will achieve a high degree of correlation. . . .

See, for *e.g.*, 6/22/06 Prospectus, p. 6.

163. ProShares included a subsection on correlation risk in the 6/22/06 Prospectus section titled "More on Risks" as follows:

> **Correlation Risk** (*All Funds*) A number of factors may affect a Fund's ability to achieve a high degree of correlation with its benchmark, and there can be no guarantee that a Fund will achieve a high degree of correlation. A failure to achieve a high degree of correlation may prevent a Fund from achieving its investment objective. The following factors, including fees, expenses, transaction costs, costs associated with the use of leveraged investment techniques, may adversely affect the a Fund's correlation with its benchmark and a Fund's ability to meet its daily investment objective: 1) use of sampling techniques; 2) investment in securities or financial instruments not included in its Underlying Index; 3) large movements of assets; 4) the receipt of transaction information after the relevant exchange or market closes, potentially resulting in over- or under-exposure to the benchmark; 5) the early close or trading halt on an exchange or market; 6) a restriction on security transactions, which may result in the inability to buy or sell certain securities or financial instruments; or 7) a Fund may not have investment exposure to all securities in its underlying benchmark index, or its weighting of investment exposure to such stocks or industries may be different from that of the Underlying Index. In such circumstances, a Fund may be unable to rebalance its portfolio, accurately price its investments and may incur substantial trading losses.

6/22/06 Prospectus, p. 6.

164. Then Defendants stated:

> Ultra ProShares are designed to correspond to a multiple of the daily performance of an underlying index. The Short ProShares are designed to correspond to the inverse of the daily performance or twice (200%) the inverse of the daily performance of an underlying index. The Funds do not seek to achieve their stated investment objective over a period of time greater than one day because mathematical compounding prevents the Funds from achieving such results.

E.g., Prospectus in Registration Statement on Form N-1A, as filed with the SEC on September 28, 2007, February 28, 2008 and June 10, 2008, p. 6; Prospectus in Registration Statement on Form N-1A, as filed with the SEC on December 7, 2007, p. 5.

165. In the prospectus of each ProShares' Registration Statement on Form N-1A, as filed with the SEC on September 28, 2007, December 7, 2007, February 28, 2008, and June 10, 2008 (collectively, the "September 28, 2007 through June 10, 2008 Registration Statements"), ProShares included a new general section titled "**Overview of Investment Objectives, Principal Investment Strategies and Risks.**" Registration Statement on Form N-1A, as filed with the SEC on September 28, 2007, pp. 5-17 ("9/28/07 Prospectus"); Registration Statement on Form N-1A, as filed with the SEC on December 7, 2007 ("12/7/07 Prospectus"), pp. 5-9; Registration Statement on Form N-1A, as filed with the SEC on February 28, 2008 ("2/28/08 Prospectus"), pp. 5-16; Registration Statement on Form N-1A, as filed with the SEC on June 10, 2008 ("6/10/08 Prospectus"), pp. 6-14.

166. The new general disclosure section was followed by disclosures for each product (grouped by type of product, for e.g., Ultra MarketCap, Ultra Style, Ultra Sector, Short MarketCap, Short Style, Short Sector and Short International) and other general disclosure sections.

167. The new general section titled "**Overview of Investment Objectives, Principal Investment Strategies and Risks**" contained a subsection titled "**Principal Risks**". Therein, a paragraph titled "**Correlation Risk** *(All Funds)*" reflected an explanation on the correlation of movement between underlying index and the leveraged ETFs. 9/28/07 Prospectus, p. 8. The 9/28/07 Prospectus states that "there is a special form of correlation risk that derives from these Funds' use of leverage, which is that for periods greater than one day, the use of leverage tends to cause the performance of a Fund to be either greater than or less than the index performance times the stated multiple in the fund objective, before accounting for fees and fund expenses. . ." *Id.*

168. The foregoing statement is accompanied by graphs showing three types of underlying index market movement: 1) Flat (trendless) market one year simulation, 2) upward trending market one year simulation, and 3) downward trending market one year simulation.

169. The graphs in the September 28, 2007, February 28, 2008, June 10, 2008 and September 30, 2008 Registration Statements showed that for a flat market, the index performance over one year period was 0% while the 200% leveraged fund performance was (-2.2%); in the upward trending market, the index return was 15% while the 200% leveraged fund return was 29.3%; lastly, in the downward trending market, the index return was (-15%) while the 200% leveraged fund return was (-29.4%).

170. The graphs in the November 21, 2008 Registration Statement showed that for a flat market, the index performance over one year period was 0% while the 300% leveraged fund performance was (-6.5%); in the upward trending market, the index return was 15% while the 300% leveraged fund return was 42.2%; lastly, in the downward trending market, the index return was (-15%) while the 300% leveraged fund return was (-42.6%).

171. The graphs in the December 5, 2008 Registration Statement showed that for a flat market, the index performance over one year period was 0% while the 200% leveraged fund performance was (-2.2%); in the upward trending market, the index return was 15% while the 200% leveraged fund return was 29.3%; lastly, in the downward trending market, the index return was (-15%) while the 200% leveraged fund return was (-29.4%).

172. The foregoing graphs are small, the lines on the graph are thick, and the graphing is difficult to follow. But the accompanying textual disclosure is, if anything, even worse. IT states and implies that it is innocuous to hold an ETF for one year because there will be less than perfect correlation but not any substantial deviation in any uptrending or downtrending market.

173. (a) Indeed, Defendants' foregoing risk disclosures stated or showed that, in conditions in which the underlying index was moving in an upward trend or downward trend, the correlation risk was relatively low over a period of one year.

(b) If the underlying index was "flat" over the year, then the percentage of simulated correlation risk could be somewhat greater. But such risk disclosures lulled the investor by also stating that many indices or benchmarks had higher historical volatility than the volatility in the risk disclosure simulation. This implied that these indices would be somewhat less likely to experience a "flat" market in a period of one year duration, i.e., would be less likely to underperform.

174. The graphs even misleadingly implied that if a fund was held for a longer period of time, the results would be better. Until 2010, Defendants chose misleadingly not to include in the Risk Disclosure section, any graphs of the results of the ETFs most vulnerable to the undisclosed extraordinary risks of Defendants' undisclosed formula, that is, the ProShares Ultra Short funds.

175. Defendants did not define a "flat" or "trendless" market until June 23, 2009 when Defendants state in respect of the "One-Year Simulation: Index Flat (0%) [--] (Annualized Index Volatility 25%" graph: "This graph shows a scenario where the index is flat or trendless over the year (i.e., begins and ends the year at 0%), but the UltraPro and UltraPro Short ProShares are down." Prospectus in June 23, 2009 Registration Statement, p. 10.

176. Further, nowhere did Defendants explain what determines the portrayed relatively small **amounts** of imperfection or decay in correlation. For example, investors were never warned that, in conditions of substantial volatility, achieving a high degree of correlation would not even be a possibility.

177. Moreover, Defendants never supplied sufficient information to make their correlation risk discussions meaningful to investors. For example, in the specific disclosures regarding the leveraged long Ultra Basic Materials ProShares fund ("UYM"), Defendants state under "Principal Risk Considerations – Correlation Risk" that: "[a] number of factors may affect the Ultra Basic Materials ProShares' ability to achieve a high correlation with its benchmark and there can be no guarantee that the Fund will achieve a high degree of correlation." *Id.* at p. 12.

178. Buried in the Statement of Additional Information repeated the following statement. There was a risk of loss on an investment in the Ultra Short ETF if it was held for a period of one year and the price of the underlying index was trendless or flat over such one year period. Registration Statement September 28, 2007 at p. 18-20. This disclosure should be disregarded or at least somewhat discounted because it was buried, and not made in the prospectus.

179. Further, this disclosure says nothing about holding periods of less than a year, e.g., two months or six months. Most important, this statement was as alleged throughout this Complain, misleading for another reason: in certain markets in which there was a substantial uptrend or substantial downtrend, the UltraShort ETF could not just underperform; it could also move very substantially in the opposite direction.

180. Defendants did not tell the investor how to use their matrix in the statement of additional information to extrapolate the effect of volatility on shorter or longer holding periods than one year. Even if this disclosure in the matrix were accurate as far as it went, it was still misleading for various reasons. It implies that there are no risks of even greater loss if the underlying index declines substantially.

2. **Volatility, Leverage, Mathematical Formula and Compounding**

181. Defendants also used an evolving series of other qualitative disclosures with undefined terms regarding volatility, language, a mathematical formula and compounding.

182. First, the cumulative impacts of these and all other risks on the degree of correlation, were apparently all baked into and were not additional to the quantified correlation risks simulated in the graphs in the Risk Disclosure section of the Prospectus. See *supra*. In this context, all the following qualitative disclosures further and misleadingly encouraged investors to hold leveraged ETFs for periods of one year or more.

183. In the prospectus section of each ProShares' Registration Statement on Form N-1A, as filed with the SEC on June 22, 2006, August 30, 2006, December 29, 2006, February 13, 2007, June 15, 2007 and July 10, 2007 (collectively, the "June 22, 2006 through July 10, 2007 Registration Statements"), Defendants stated as to each product in pertinent part as follows:

> **Principal Risk Considerations**
> The **[Fund(s)]** is subject to the following principal risks: . . .

> **Volatility Risk — [Fund]** seeks to achieve a multiple of an index and therefore will experience greater volatility than the index underlying its benchmark and consequently has the potential for greater losses.

See, *e.g.*, prospectus in the Registration Statement on Form N-1A, as filed with the SEC on June 22, 2006 ("6/22/06 Prospectus"), p. 7.

184. The prospectus section titled "More on Risks" contained a two-sentence rephrasing of the foregoing "Principal Risk Considerations" statement regarding volatility risk. See, for *e.g.*, 6/22/06 Prospectus, p. 38 ("**Volatility Risk** (*UltraProShares and UltraShort ProShares*) The Funds subject to volatility risk seek to achieve daily returns equal to multiple of an index. Therefore, they experience greater volatility than the indexes underlying their benchmarks and thus have the potential for greater losses.").

185. The June 26 – July 10, 2007 prospectuses do not contain disclosures on day to day volatility of the underlying benchmark or index. They only discuss the impact of other factors on volatility. See, for *e.g.*, 6/22/06 Prospectus, p. 16, 37 ("short sales can increase volatility"; "equity markets are volatile . . . [and t]his volatility may cause the value of an investment in a Fund to decrease.").

186. Under "Principal Risk Considerations – Volatility Risk" for that same Fund, Defendants did not warn potential investors about the real and potentially catastrophic risk of volatility in the underlying index being tracked and instead emphasize as the sole important volatility risk the obvious fact that: "Ultra Basic Materials ProShares seeks to achieve a multiple of an index and therefore will experience greater volatility than the index underlying its benchmark and consequently has the potential for greater losses." *Id.* at p. 13.

187. Under "Principal Risk Considerations – Volatility Risk" for that same Fund, Defendants say nothing about the inherent, and potentially catastrophic risks of the day to day

volatility in the underlying index or benchmark. Defendants instead emphasize as the sole important volatility risk the fact that: "UltraShort Financials ProShares seeks to achieve a multiple of an index and therefore will experience greater volatility than the index underlying its benchmark and consequently has the potential for greater losses." *Id.* at p. 66.

188. The SAI in each of the June 22, 2006 through July 10, 2007 Registration Statements consisted of, among others, disclosure sections titled "Investment Policies, Techniques and Related Risks" and Special Considerations". See, for e.g., Statement of Additional Information in Registration Statement on Form N-1A, as filed with the SEC on June 22, 2006 ("6/22/06 SAI"), pp. 4, 14. The prospectuses and the SAIs in the June 22, 2006 through July 10, 2007 Registration Statements do not contain any tabular or graphical examples of volatility risk.

189. The SAI in the June 22, 2006 through July 10, 2007 Registration Statements contained one sentence on volatility risk within the "Special Considerations" section on leverage:

> **Special Considerations**
> To the extent discussed above and in the prospectus, the Funds present certain risks, some of which are further described below. . . .
> **Leverage**
> . . . Leverage should cause higher volatility of the net asset values of these Funds' Shares. . . .

See, for *e.g.*, 6/22/06 SAI, pp. 14-15.

190. All the foregoing statements were untrue for the reasons previously alleged.

191. Further, for all the foregoing reasons, Defendants' Registration Statements filed with the SEC contained statements that were untrue or misleading statements, including:

k. the statements contained in the "correlation risks" section at page(s) 308 of the Registration Statement dated August 30, 2006[Ultralong, Ultrashort, Short]; page(s) 317 of the Registration Statement dated December 29, 2006 [Ultralong, Ultrashort, Short]; page(s) 48 of the Registration Statement dated February 13, 2007 [Ultralong, Ultrashort]; page(s) 120-1 of the Registration Statement dated June 15, 2007 [Ultralong, Ultrashort, Short]; page(s) 70 of the Registration Statement dated July 10, 2007 [Ultralong, Ultrashort, Short]; page(s) 8-9 of the Registration Statement dated September 29, 2007[Ultralong, Short, Ultrashort]; page(s) 8-9 of the Registration Statement dated February 28, 2008[Ultralong, Short, Ultrashort]; page(s) 9-1of the Registration Statement dated September 29, 2008[Ultralong, Short, Ultrashort]; page(s) 8-10 of the Registration Statement dated November 21, 2008[Mega Proshares, MegaShort Proshares]; page(s) 9-10 of the Registration Statement dated December 5, 2008[Ultralong, UltraShort]; page(s) 9-10 of the Registration Statement dated June 2, 2009[Ultralong, Ultrashort]; page(s) 9-10 of the Registration Statement dated June 23, 2009[Ultralong, Ultrashort].

l. the statements contained in the "Volatility Risk" section of the Registration Statements dated August 30, 2006[Ultralong, Ultrashort] at page(s) 310; Registration Statements dated December 29, 2006[Ultralong, Ultrashort,] at page(s) 319; Registration Statements dated February 13, 2007[Ultralong, Ultrashort,] at page(s)50; Registration Statement dated June 15, 2007 [Ultralong, Ultrashort,] at page(s) 122; Registration Statement dated July 10, 2007 [Ultralong, Ultrashort] at page(s) 72; the statements contained in the "leveraged risk" section of the Registration Statements dated August 30, 2006[Ultralong, Ultrashort] at pages 308-9; Registration Statements dated December 29, 2006[Ultralong, Ultrashort] at pages 318; February 13, 2007[Ultralong, Ultrashort] at pages 49; Registration Statement dated June 15, 2007 [Ultralong, Ultrashort,] at page(s) 121; Registration Statement dated July 10, 2007[Short Proshares, UltraShort Proshares] at page(s) 71; in the "Statement of Additional Information" for the Registration Statement dated September 28, 2007 at page(s) 18-20[Ultralong, Short, UltraShort]; in the "Statement of Additional Information" for the Registration Statement dated

February 28, 2008 at page(s) 22-25[Ultralong, Short, UltraShort]; in the "Statement of Additional Information" for the Registration Statement dated September 29, 2008 at pages 17 – 19[Ultralong, Short, UltraShort]; in the "Statement of Additional Information" for the Registration Statement dated November 21, 2008 at page(s) 18-20[Mega Proshares, MegaShort Proshares]; in the "Statement of Additional Information" for the Registration Statement dated December 5, 2008 at page(s) 18 – 21[Ultralong, Ultrashort]; in the "Statement of Additional Information" for the Registration Statement dated June 2, 2009 at page(s) 17 – 20[Ultralong, Ultrashort]; in the "Statement of Additional Information" for the Registration Statement dated June 23, 2009 at page(s) 16-19[Ultralong, Ultrashort].

m. the statements contained in the "Special Consideration" Section of the "Statement of Additional Information" of the Registration Statements August 30, 2006[Ultralong, Ultrashort, Short] at page(s) 16; Registration Statements December 29, 2006[Ultralong, Ultrashort, Short] at page(s) 16; Registration Statements February 13, 2007[Ultralong, Ultrashort,] at page(s) 16-7; Registration Statements June 15, 2007[Ultralong, Ultrashort,] at page(s) 16; Registration Statements dated July 10, 2007[Ultralong, Ultrashort, Short] at page(s) 15-16; Registration Statement dated September 28, 2007[Ultralong, Ultrashort, Short] at page(s) 18-20; Registration Statement dated February 28, 2008 at page(s) 22-25[Ultralong, Short, UltraShort]; Registration Statement dated September 29, 2008 at pages 16 – 19[Ultralong, Short, UltraShort]; Registration Statement dated November 21, 2008 at page(s) 18 [Mega ProShares, MegaShort ProShares]; Registration Statement dated December 5, 2008 at page(s) 18 [Ultralong, Ultrashort]; Registration Statement dated June 2, 2009 at page(s) 16-7[Ultralong, Ultrashort]; Registration Statement dated June 23, 2009 at page(s) 15-16[Ultralong, Ultrashort].

192. Similar statements to all the foregoing were made in the ProShares II Registration Statements reflected on Exhibit B hereto except, if anything, there was somewhat less disclosure in the statements contained in those Registration Statements. Such statements were misleading for the reasons previously alleged.

E. Regulatory Intervention Eventually Compels Belated Disclosure of Critical Risks

193. However, on June 11, 2009, FINRA issued Regulatory Notice 09-31, in which FINRA "remind[ed] firms of their sales practice obligations in connection with leveraged and inverse ETFs." In particular, FINRA admonished that sales materials related to leveraged and inverse ETFs "must be fair and accurate." FINRA further cautioned:

> Suitability
> NASD Rule 2310 requires that, before recommending the purchase, sale or exchange of a security, a firm must have a reasonable basis for believing that the transaction is suitable for the customer to whom the recommendation is made. This analysis has two components. The first is determining whether the product is suitable for any customer, an analysis that requires firms and associated persons to fully understand the products and transactions they recommend.
>
> ** *
>
> Communications With the Public
> NASD Rule 2210 prohibits firms and registered representatives from making false, exaggerated, unwarranted or misleading statements or claims in communications with the public. Therefore, all sales materials and oral presentations used by firms regarding leveraged and inverse ETFs must present a fair and balanced picture of both the risks and benefits of the funds, and may not omit any material fact or qualification that would cause such a communication to be misleading.... (Emphasis supplied).

194. FINRA spokesman Herb Perone has stated: "Exotic ETFs, such as inverse, leveraged and inverse-leveraged ETFs, are extremely complicated and confusing products, and the marketing and sale of these products to unsophisticated retail investors is very much on FINRA's radar screen." (Emphasis supplied).

195. In a June 30, 2009, research report, Morgan Stanley advised that leveraged and leveraged inverse ETFs are "not appropriate for most investors…." In that same research report, Morgan Stanley warned that "As a result of the daily 're-leveraging' or 'deleveraging,' leveraged and leveraged inverse ETFs are likely to significantly underperform point to point returns of their benchmark index in volatile-trendless markets."

196. Even as these FINRA cautionary warnings were circulating in the marketplace, Defendants still staunchly maintained that their leveraged ETF products were safe and could effectively be held for long periods of time. Thus, in a self-serving interview that occurred on July 2, 2009, Reuters reported that:

> Sapir also took issue with Finra's determination that the non-traditional ETFs are unsuitable for retail investors who hold them for long periods. "The empirical data is significantly inconsistent with that notion," he said. An internal ProFunds study of rolling periods over the past 50 years concluded that the impact of compounding during a 91-day span or less was virtually zero, and over half-year and full-year periods the impact was 0.7 percent or less.

197. FINRA issued additional guidance on July 13, 2009 by way of a podcast on its website. FINRA reiterated that most leveraged and inverse ETFs reset each day and are designed to achieve their stated objective on a daily basis - but with the effects of compounding over a longer time frame, results differ significantly. In spite of this admonishment, Defendant Sapir maintained that ProShares' leveraged and inverse ETFs can be used "for more than a day successfully."

198. In reaction to FINRA's additional guidance, Defendant Sapir, in an article that appeared in Investment News on the same day, stated:

> That [protecting investors] may be Finra's intent, but saying that leveraged and inverse ETFs are unsuitable for investors who plan to hold them longer than a day is false, said Michael Sapir, chairman and chief executive of ProShare, the largest provider of such ETFs.

"You can use them for more than a day successfully," he said.

The key is to monitor performance, and if a leveraged or inverse ETF deviates from its benchmark by more than is desired, "what you should do is buy or sell shares to bring it back in line," Mr. Sapir said.

199. Defendants nowhere provided any guidance in any of their ProShares Registration Statements regarding how investors were to determine when a performance deviation might be "more than desired," or how an investor was to "buy or sell shares to bring it back in line." Nor did Defendant Sapir say how to make such purchases. By failing to provide proper disclosures of the risks of the day to day volatility of the underlying index or benchmark and further failing to provide the mathematical and other tools necessary to inform an investor on how to rebalance a skewed leveraged ETF holding, Defendants effectively left investors who held their leveraged ETF products for more than a day clueless and defenseless.

200. A further article by Tom Lydon that appeared in etftrends.com on July 14, 2009 reported:

Michael Sapir, chairman and chief executive of ProFunds, which offers the ProShares ETFs, told Herbert Lash for Reuters that he's supportive of FINRA's notice, except for their belief that they are one-day only investments. ProFunds feels this is an inaccurate perception of these ETFs.

As Defendant Sapir also commented in an Investors Business Daily interview in May 2010 when asked what were the appropriate and responsible ways to trade Defendants' leveraged ETF products:
Sapir: Geared ETFs are often used for relatively short-term periods \ to express a view on a segment of the market or to help manage risk. Investors can use them for longer periods, but those who do should be aware of the effect compounding should have.

201. On July 15, 2009, Massachusetts' Secretary of State William Galvin announced that Massachusetts had begun a probe into the sales practices of ProShares, among other firms heavily involved in structuring leveraged ETFs. Galvin stated: "[s]ince 2006 these products have become increasingly popular. Yet, due to the daily nature of the leverage employed, there is no

guarantee of amplified annual returns and they generally incur greater transaction costs than traditional exchange traded funds."

202. On July 21, 2009, as reported by the Wall Street Journal in an article entitled "Getting Personal, Edward Jones Drops ETFs," Edward Jones & Co. ("Edward Jones") halted the sale of its non-traditional, leveraged ETFs, such as the SRS Fund. Edward Jones called ETFs like the SRS Fund "one of the most misunderstood and potentially dangerous types of ETFs." (Emphasis supplied).

203. On July 27, 2009, in a letter to wealth management clients, as reported by the Wall Street Journal in an article entitled "Strange Traded Funds," UBS said it would not trade ETFs that use leverage or sell an underlying asset short. Similarly, on the heels of the FINRA Notice, Ameriprise Financial and LPL Investment Holdings Inc. also prohibited sales of leveraged ETFs that sought more than twice the long or short performance of their target index. Wells Fargo also reportedly reviewed its policy on non-traditional ETFs.

204. On July 30, 2009, the Wall Street Journal published an article entitled "Warning Signs Up For Leveraged ETFs," in which it was reported that Morgan Stanley Smith Barney is reviewing how it sells leveraged ETFs. The article also observed that Charles Schwab ("Schwab") issued an unusual warning on July 28 to clients who buy non-traditional ETFs. Schwab offered a strongly worded warning on its website noting that "while there may be limited occasions where a leveraged or inverse ETF may be useful for some types of investors, it is extremely important to understand that, for holding periods longer than a day, these funds may not give you the returns you may be expecting.... Proceed with extreme caution." (Emphasis supplied). The disclosures in the Registration Statement simply do not rise to this "[p]roceed with extreme caution" level of clarity.

205. On August 1, 2009, Reuters reported that Massachusetts subpoenaed four major financial institutions seeking details as to how leveraged ETFs are marketed and sold.

206. On August 1, 2009, the Wall Street Journal quoted Morningstar's director of ETF analysis, Scott Burns, who recently pointedly observed: "Hedges [like the SRS Fund] aren't supposed to become less trustworthy when you really need them." (Emphasis supplied).

207. On August 25, 2009, in an article entitled "Spotlight shines on leveraged, inverse ETFs," SNL Financial reported that Merrill Lynch has restricted the sale of leveraged and inverse ETFs to unsolicited orders in brokerage accounts and, in early August 2009, banned them completely in advisory accounts.

VI. The Individual Plaintiffs

208. On or about January 2007, ProShares registered the SRS Fund as an ETF.

209. According to the SRS Fund's Registration Statement, Defendant ProShares represented that the SRS Fund would invest in securities intended to produce 200% of the ***inverse*** rate of return of the Dow Jones U.S. Real Estate Index (the "DJUSREI"). In other words, investors in the SRS Fund were told that they would make a profit if the Index ***fell***, not if it rose.

210. In early 2008, the Schnalls acquired the SRS shares and reasonably anticipated earning a profit in the event the DJUSREI fell.

211. The DJUSREI declined by 50% in 2008, and continued to decline in 2009.

212. However, instead of ***increasing*** in value as the DJUSREI declined, the value of the SRS shares ***also declined.*** More specifically, while the DJUSREI ***fell***, the SRS Fund also ***fell*** over the same period, contrary to Defendant ProShares' disclosures in the Registration Statement, and the SRS shares declined dramatically in value.

213. In other words, the SRS Fund performed in a manner that was ***precisely the opposite*** of Defendant ProShares' disclosures.

214. The Registration Statement did not disclose that the SRS Fund would not meet the investment objective of purchasers, like the Schnalls, who anticipated an increase in value as the DJUSREI fell.

215. The Registration Statement contained material misrepresentations and omissions regarding the SRS ETF. More specifically, the disclosures in the Registration Statement were false and misleading because, *inter alia*, they failed to disclose:

> A) The inverse correlation between the SRS Fund and the DJUSREI over time would only happen in the rarest of circumstances, and inadvertently if at all;
>
> B) The extent to which performance of the SRS Fund would inevitably diverge from the performance of the DJUSREI -- i.e., the probability, if not certainty, of spectacular tracking error;
>
> C) The SRS Fund offers a seemingly straightforward way to obtain desired exposure, but such exposure is not attainable through the SRS Fund.

216. Perhaps most importantly, Defendant ProShares failed to disclose that mathematical compounding actually ***prevents*** the SRS Fund from achieving its stated investment objective over a period of time greater than one day.

217. Rather, the Registration Statement discloses that there may be a slight "correlation risk." In other words, the Registration Statement discloses that the return of the index over a period of time greater than one day multiplied by a fund's multiple or inverse multiple "may" or "will not generally" equal a fund's performance over that same period. The charts included in the Registration Statement to "illustrate this point" show only a point or two difference between the index's return and the fund's multiple return, thus making the point that the inverse relationship may not be perfect, but will be very close:



Upward Trending Market
One Year Simulation
Index Performance +15.0%
Fund Performance +29.3%
One Year Index Return
40%
30%
20%
10%
0%
-10%
-20%

(Showing a **.7%** mis-correlation)



Downward Trending Market
One Year Simulation
Index Performance -15.0%
Fund Performance -29.4%
One Year Index Return
20%
10%
0%
-10%
-20%
-30%
-40%

(Showing a **.6%** mis-correlation)

218. Here, the SRS Fund had more than a slight mis-correlation -- instead of ***increasing*** in value as the DJUSREI declined, the value of the SRS Fund ***also declined.*** A chart showing the SRS Fund's extreme mis-correlation is below:

PerfChart (SRS,$DJUSRE)

Interactive Performance Comparison Chart


PS U/S Real Estate
DJ US Real Estate
19 March 2008 - 31 December 2008
140.0%
130.0%
120.0%
110.0%
100.0%
90.0%
80.0%
70.0%
60.0%
50.0%
40.0%
30.0%
20.0%
10.0%
0.0%
-10.0%
-20.0%
-30.0%
-40.0%
-50.0%
-60.0%
-41.44%
PS U/S Real Estate
DJ US Real Estate

219. According to the Registration Statement, when the DJUSREI went down by 41.44%, the SRS Fund should have increased approximately 82.88% in value, with a slight chance of a point or two mis-correlation. Instead, when the DJUSREI went down by 41.44%, the SRS Fund dropped 47.71% in value, equaling mis-correlation of over **130%**.

220. The disclosures and illustrations in the Registration Statement, which explain there may be a slight mis-correlation between the return of the index and the fund's performance (.6%), are misleading.

221. As a mutual fund, ETFs are unsuitable day trading vehicles and should not be used for that purpose. Indeed, if literally limited to day trading, the SRS Fund would have zero assets at the end of each trading day, and Defendant ProShares would earn no management fees -- an outcome clearly not anticipated, intended or disclosed by Defendant ProShares. Defendant ProShares knew that investors, including the Schnalls, did not view ETFs as day trading investment vehicles and did not day trade the SRS Fund.

222. In fact, the Registration Statement provides hypothetical examples of fees that investors may encounter over ***1-year, 3-year, 5-year, and 10- year periods – not one day.***

VII. Claims

AS AND FOR A FIRST CLAIM
(Violations of § 11 of the 1933 Act Against All Defendants)

223. This Claim is brought pursuant to Section 11 of the 1933 Act, 15 U.S.C. §77k, on behalf of the Class, against all Defendants.

224. Plaintiffs incorporate by reference all of the prior allegations as if set forth herein. This Count is asserted against all Defendants.

225. ProShares is the issuer of the shares sold via the Registration Statement. The Individual Defendants are signatories or authorizers of the Registration Statement.

226. ProShares is absolutely liable for the material misstatements in and omissions from the Registration Statement. The other Defendants owed purchasers of shares the duty to make a reasonable investigation of the statements contained in the Registration Statement to ensure that said statements were true and that there was no omission to state any material fact required to be stated in order to make the statements contained therein not misleading. These Defendants knew or, in the exercise of reasonable care, should have known of the material misstatements and omissions contained in the Registration Statement as set forth herein. None of these Defendants made a reasonable investigation or possessed reasonable grounds for the belief that statements contained in the Registration Statement and Prospectus were true or that there was not any omission of material fact necessary to make the statements made therein not misleading.

227. As signatories or authorizers of the Registration Statement, directors, officers of the ProShares Funds or controlling persons of the issuers, Defendants owed the purchasers of the ProShares Funds' shares, including Plaintiffs and the Class, the duty to make a reasonable and diligent investigation of the statements contained in the Registration Statement and Prospectus at the time that it became effective, to ensure that said statements were true and that there was no omission to state a material fact required to be stated in order to make the statements contained therein not misleading. Defendants knew or, in the exercise of reasonable care, should have known of the material misstatements and omissions contained in the Registration Statement and Prospectus as set forth herein. As such, Defendants are liable to Plaintiffs and the Class.

228. By reason of the conduct herein alleged, each Defendant violated, and/or controlled a person who violated, Section 11 of the Securities Act. As a direct and proximate result of Defendants' wrongful conduct, the market prices for each and every ProShares Funds' shares were materially different from the prices that Defendants purposefully misled Plaintiffs and the Class into believing they would be through the reliance of Plaintiffs and the Class upon the false and misleading Registration Statements and Prospectuses signed by Defendants and issued by them during the Class Period, and thereby causing Plaintiffs and the Class to suffer substantial damages in connection with the purchase of the ProShares Fund shares. Plaintiffs and the Class all purchased ProShares Funds' shares issued pursuant and/or traceable to the Registration Statement.

229. Plaintiffs and other members of the Class purchased or otherwise acquired their shares of the ProShares Funds without knowledge of the untruths or omissions alleged herein. Plaintiffs and the other members of the Class were thus damaged by Defendants' misconduct and

by the material misstatements and omissions in the Registration Statements and Prospectuses forming a part thereof.

230. At the time of their purchases of shares of the ProShares Funds, Plaintiffs and other members of the Class were without knowledge of the facts concerning the wrongful conduct alleged herein and could not have reasonably discovered those facts prior to June 2009. Less than one year has elapsed from the time that Plaintiffs and other members of the Class discovered or reasonably could have discovered the facts upon which this Complaint is based to the time that Plaintiffs first filed their various complaints in this action. Less than three years has elapsed between the time that the securities upon which this Count is brought were offered to the public and the time Plaintiffs first files their various complaints in this action.

AS AND FOR A SECOND CLAIM
(Violations of § 15 of the Securities Act Against the Individual Defendants)

231. Plaintiffs incorporate by reference all prior allegations as if set forth herein. This Claim is asserted against the Individual Defendants.

232. Each of the Individual Defendants named herein acted as a controlling person of the Company within the meaning of Section 15 of the Securities Act. The Individual Defendants were each trustees or officers and/or directors of ProShares, and were charged with the legal responsibility of overseeing its operations. The Individual Defendants each had intimate knowledge of the day-to-day operations of ProShares and of the inherent defects and dangers in the ProShares leveraged ETF products, yet culpably participated in the decisions not to disclose such risks to the investing public in a full and proper manner and instead to maximize revenues through the sale of such leveraged ETF products by marketing them as safe and predictable hedging instruments and investment securities. Each controlling person had the power to

influence and exercised the same to cause his controlled person to engage in the unlawful acts and conduct complained of herein.

233. By reason of such conduct, Defendants named in this Count are liable pursuant to Section 15 of the Securities Act. As a direct and proximate result of Defendants' wrongful conduct, Plaintiffs and the other members of the Class suffered damages in connection with their purchases of the ProShares Funds.

AS AND FOR A THIRD CLAIM
(Breach of Contract Against Defendant ProShares Trust By Individual Plaintiffs Only)

234. The Individual Plaintiffs incorporate by reference all the prior allegations, as if set forth herein.

235. Defendant ProShares Trust offered securities pursuant to the Registration Statement, which offer was accepted by the Individual Plaintiffs and confirmed with transaction confirmations.

236. This offer and acceptance created an agreement between the parties (the "Agreement"), pursuant to which the parties agreed to purchase and sell securities.

237. The Individual Plaintiffs fully performed under the Agreement by paying for the shares of the SRS ETF.

238. The Individual Plaintiffs entered into the Agreement and promised to pay for the shares of the SRS ETF, while Defendant ProShares promised that the value of the shares of the SRS ETF would increase if the value of the DJUSREI declined.

239. Contrary to Defendant ProShares' promise, as the DJUSREI declined in value, so did the price of SRS ETF shares.

240. As a direct and proximate result of Defendant ProShares' breaches of the promise that it made in the Agreement, the Individual Plaintiffs suffered substantial damages, including lost profit on the SRS ETF shares that would have increased in value had the SRS ETF performed as promised by Defendant ProShares.

241. The Individual Plaintiffs are entitled to recover benefit of the bargain damages.

PRAYER FOR RELIEF

WHEREFORE, Plaintiffs pray for relief and judgment, as follows:

A. determining that this action is a proper class action and certifying Plaintiffs as Class Representatives under Rule 23 of the Federal Rules of Civil Procedure and Plaintiffs' counsel as Class Counsel;

B. awarding compensatory damages in favor of Plaintiffs, individual Plaintiffs and the other Class members against all Defendants, jointly and severally, for all damages sustained as a result of Defendants' wrongdoing, in an amount to be proven at trial, including interest thereon;

C. awarding punitive damages to Plaintiffs, individual Plaintiffs and members of the Class;

D. awarding Plaintiffs, individual Plaintiffs and the Class their reasonable costs and expenses incurred in this action, including counsel fees and expert fees;

E. awarding the Individual Plaintiffs benefit of the bargain damages;

F. for a declaratory judgment that Defendants' Registration Statements were false and misleading; and

G. such other and further relief as the Court may deem just and proper.

JURY TRIAL DEMANDED

Pursuant to Federal Rule of Civil Procedure 38(a), Plaintiffs the class, and Individual Plaintiffs hereby demand a trial by jury of all issues so triable.

Dated: September 24, 2010

LOVELL STEWART HALEBIAN JACOBSON LLP

/s/

Christopher Lovell (CL 2595)
Victor E. Stewart (VS 4309)
Ian T. Stoll (IS-3424)
Fred T. Isquith, Jr. (FI 1064)
Benjamin M. Jaccarino (BJ 1273)
61 Broadway, Suite 501
New York, NY 10006
Telephone: (212) 608-1900
Facsimile: (212) 719-4677

ZAMANSKY & ASSOCIATES LLC
Jacob H. Zamansky (JZ 1999)
Edward H. Glenn, Jr. (EG 0042)
Kevin D. Galbraith (KG 7512)
50 Broadway, 32nd Floor
New York, NY 10004
Telephone: (212) 742-1414
Facsimile: (212) 742-1177

Lead Counsel for Plaintiffs

BERNSTEIN LIEBHARD LLP
Stanley D. Bernstein (bernstein@bernlieb.com)
Sandy A. Liebhard (liebhard@bernlieb.com)
U. Seth Ottensoser (ottensoser@bernlieb.com)
Joseph R. Seidman, Jr. (seidman@bernlieb.com)
Brian Lehman (lehman@bernlieb.com)
10 East 40th Street, 22nd Floor
New York, NY 10016
Telephone: (212) 779-1414
Facsimile: (212) 779-3218

GILMAN AND PASTOR, LLP
Kenneth Gilman (kgilman@gilmanpastor.com)
Rene Potkay (rpotkay@gilmanpastor.com)
16 14th Avenue
Wareham, MA 02571
Telephone: (508) 291-8400
Facsimile: (508) 291-3258

Wolf Haldenstein Adler Freeman & Herz LLP
Mark C. Rifkin
Gustavo Bruckner
270 Madison Avenue
New York , NY 10016
212-545-4600
Fax: 212 545-4653
rifkin@whafh.com
Bruckner@whafh.com

Pomerantz Haudek Block Grossman & Gross LLP
Jeremy Alan Lieberman
100 Park Avenue, 26th Floor
New York , NY 10017
(212)-661-1100
Fax: (212)-661-8665
jalieberman@pomlaw.com

Stull Stull & Brody
James Elliot Lahm
6 East 45th Street, 5th Floor
New York , NY 10017
212-687-7230
Fax: 212-4902022
ssbny@aol.com
jlahm@ssbny.com

Wolf Popper LLP
Robert C. Finkel
845 Third Avenue
New York, NY 10022
Telephone: (212) 759-4600
Fax: (212) 486-2093
Additional Class Counsel

Ackerman, Link & Sartory
Thomas R. Grady
Dana E. Foster
222 Lakeview Avenue
Suite 250
West Palm Beach, Fl 33401
(561) 838-4100
Fax: (561) 838-5305
trgrady@alslaw.com
afoster@alslaw.com

Timothy J. Dennin, P.C.
Timothy John Dennin
316 Main Street
Northport , NY 11768
(631) 261-0250
Fax: 631 261-0395
secatty@denninlaw.com

Counsel for Individual Plaintiffs